MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2022

As of August 10, 2022

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Silver Mines Inc. (the “Company” or “Fortuna”) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2021 (the “2021 Financial Statements”) and unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2022 and the related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of August 10, 2022. The information and discussion provided in this MD&A covers the three and six months ended June 30, 2022 (“Q2 2022” or the “Quarter”), and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are Canadian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ significantly from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note 51 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2021 dated March 30, 2022 and its Management Information Circular dated May 12, 2022, which are filed on SEDAR and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in cash cost per ounce of gold sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cashflow from ongoing operations; adjusted net income; adjusted EBITDA and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section 30 of this MD&A.

Throughout this MD&A, the operational and financial results of the assets acquired in the acquisition of Roxgold Inc. (“Roxgold”) are included from July 2, 2021 onward.

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Fortuna | 3

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in Argentina, Burkina Faso, Mexico, Peru, and Côte d’Ivoire. The Company produces silver, gold and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Yaramoko gold mine (“Yaramoko” or the “Yaramoko Mine”) located in south-western Burkina Faso, the underground San Jose silver and gold mine (“San Jose” or the “San Jose Mine”) located in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and is developing and constructing the open pit Séguéla gold mine (“Séguéla”, "Séguéla Project" or the “Séguéla Gold Project”) located in south-western Côte d’Ivoire. Each of the Company's producing mines is generally considered to be a separate reportable segment, along with the Company's corporate stewardship segment.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI.

CORPORATE DEVELOPMENTS

Normal Course Issuer Bid

On May 2, 2022, the Company initiated a share repurchase program to purchase up to 5% of its issued and outstanding common shares, expiring on the earlier of May 1, 2023 and the date on which Fortuna has acquired the maximum number of common shares allowable under the Normal Course Issuer Bid (“NCIB”) or the date on which Fortuna otherwise decides not to make any further repurchases under the NCIB. During the three months ended June 30, 2022, in accordance with the Company’s NCIB, the Company re-purchased an aggregate of 924,404 common shares at a weighted average price of $3.25 per share via open market purchases through the facilities of the NYSE for a total repurchase value of approximately $3.0 million, all of which shares were subsequently returned to treasury and cancelled. The Company will continue to evaluate further share purchases with respect to this program when it believes the share price undervalues the Company, and based on cash requirements.

Appointment of New Director

Effective June 27, 2022, the Board approved the appointment of Ms. Salma Seetaroo as an additional Director of the Company. Ms. Seetaroo brings her skills and experience in commodities, financing, investment banking, and project development in West Africa. She has spent the last 17 years working on debt, equity, and special situations investments in Africa as an investment banker.

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2022

Financial

●	Sales were $167.9 million, an increase of 39% from the $120.5 million reported in the three months ended June 30, 2021 (“Q2 2021”).
●	Mine operating income was $32.5 million, a decrease of 33% from the $48.5 million reported in Q2 2021.
●	Operating income was $13.1 million, a decrease of 64% from the $35.9 million reported in Q2 2021.
●	Net income was $1.7 million or $0.01 per share, a 90% decrease from the $16.2 million or $0.09 per share reported in Q2 2021.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

●	Adjusted net income (refer to Non-IFRS Financial Measures) was $2.1 million compared to $21.5 million in Q2 2021, representing an 90% quarter-over-quarter decrease.
●	Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $57.9 million compared to $54.9 million reported in Q2 2021, representing a 5% quarter-over-quarter increase.
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $21.9 million compared to $19.2 million reported in Q2 2021, representing a 14% quarter-over-quarter increase.
●	Net cash provided by operating activities was $47.4 million, an increase of 61% from the $29.5 million reported in Q2 2021.

Operating

●	Gold production of 62,171 ounces, an increase of 100% from Q2 2021
●	Silver production of 1,652,895 ounces, a decrease of 13% from Q2 2021
●	Lead production of 7,637,000 pounds, a decrease of 6% from Q2 2021
●	Zinc production of 10,886,000 pounds, a decrease of 7% from Q2 2021

Growth and Development

●	Séguéla construction was 66% complete as of June 30, 2022 and remains on-time and on-budget for first gold pour in mid-2023
●	Fortuna continued to expand mineralization at the Sunbird discovery at Séguéla outside of the current reported inferred resource (refer to Fortuna news release dated June 7, 2022: “Fortuna drills 18.3 g/t gold over 11.9 meters at the Séguéla Project, Côte d’Ivoire” for full details)

COVID-19

During Q2 2022, there were no Government mandated suspensions of operations at any of our operations in Latin America and West Africa. If an increase of COVID-19 cases were noted in some countries where we operate such as Mexico and Peru, our operations were not significantly impacted by these new variants of COVID-19. Subsequent to the end of the second quarter of 2022, our operations in Latin America have seen an increase in COVID cases. The increase has not affected operations, but the Company is continuing to monitor the situation.

The evolution of COVID-19 is constantly monitored and preventive and reactive health protocols are in place at each mine site for control, isolation, and quarantine, as necessary. These protocols continue to be reviewed and adjusted accordingly to the circumstances at each location. The Company’s focus is the health and safety of the workforce and on measures to prevent and manage the transmission of COVID-19 amongst the workforce and the communities in which the Company operates.

The Company’s operations and financial performance are dependent on it being able to operate at each of its mines and projects.  In view of the constantly changing situation regarding COVID-19 pandemic, including further waves of the virus and the emergence of variant forms of the virus, it is difficult to predict the exact nature and extent of the impact the pandemic may have on the Company’s operations and its business. Outbreaks of COVID-19 in areas where the Company operates or restrictive directives of government and public health authorities could cause delays or disruptions in the Company’s supply chain, restrict access to its mine sites, restrict its ability to transport and ship gold doré and/or metal concentrates, restrict access to processing and refinery facilities, or impediments to market logistics. Suspensions of operations or curtailment of construction activities at the Company’s mines remains a significant risk to its business and operations.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

ESG Reporting

On May 2, 2022, the Company released its fourth annual Sustainability Report, prepared in accordance with Global Reporting Initiative Standards: Core Option and the Sustainability Accounting Standards Board, Metals and Mining Standard. The Report summarizes the Company’s sustainability and ESG performance in 2021, and shares the Company’s sustainability commitments for 2022 through to 2025 on key environmental social and governance indicators.

Health & Safety

During Q2 2022, the Company recorded zero lost time injuries (“LTI”), four restricted work injuries (“RWI”) and four medical treatment injuries (“MTI”), in over 3.1 million hours worked for all of its activities (operating mines, construction, exploration and corporate offices). The year-to-date LTI frequency rate (“LTIFR”) at the end of Q2 2022 was 0.33 lost time injuries per million hours worked, compared to 0.70 at the end of the first quarter, showing a positive trend. The year-to-date total recordable injury frequency rate (“TRIFR”) at the end of Q2 2022, which includes the FI, LTI, RWI and MTI was 3.01 total recordable injuries per million hours worked compared to 3.48 at the end of the first quarter.

To continuously improve our Health and Safety management systems, governance and performance, this quarter was marked by the creation of new Corporate Standards such as Health and Safety Awareness and Training standard and Incident Classification and Reporting standard, and the implementation of Intelex HSEC management software at the corporate and subsidiary level.

Environment

Site controls by the Company, local authorities and participatory monitoring were conducted in accordance with the plans for the quarter and no non-compliance or fine associated with permits and regulations were recorded during the quarter ended June 30, 2022 and there were no significant environmental incidents.

Community Engagement

The Company seeks to maintain good constructive relations with the communities where it operates, based on dialogue, transparency, and respect, and to be a catalyst for social development.  At each of the Company’s operations, it maintains open and ongoing channels of communication with the people in the communities within its direct and indirect areas of influence. At each operation the Company has established mechanisms for addressing requests and complaints or grievances with local and other stakeholders. The Company also takes part in consultations and participatory meetings to identify and prioritize community development needs.

During Q2 2022, there were no significant disputes at any of the sites. We also recorded 292 local stakeholder engagement activities during the period. These included consultation meetings with local administration and community leaders, participation in ceremonies and courtesy visits.

Climate Change

In 2021, the Company developed a climate change strategy to effectively evaluate and address climate-related risks to our business and operations in alignment with the Task Force on Climate-related Financial Disclosures (“TCFD”) approach. Based on this and in recognition that the development of a comprehensive and credible green house gas reduction work plan is an ongoing journey, the Company has developed a short term climate change roadmap which focuses on addressing gaps between existing practices and climate change best practices. Following the release of a climate change position statement on April 7, 2022, the Company started an energy audit and a decarbonisation study for each of its operations and projects this quarter in order to assess the opportunities to reduce its green house gas emissions in the coming years.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights

A summary of the Company’s consolidated financial and operating results for the three and six months ended June 30, 2022 are presented below:

	Three months ended June 30,			Six months ended June 30,
Consolidated Metrics	2022	2021	% Change	2022	2021	% Change
Selected highlights
Silver
Metal produced (oz)	1,652,895	1,892,822	(13%)	3,323,022	3,806,577	(13%)
Metal sold (oz)	1,700,030	1,899,727	(11%)	3,314,325	3,803,596	(13%)
Realized price ($/oz)	22.62	26.85	(16%)	23.38	26.51	(12%)
Gold
Metal produced (oz)	62,171	31,048	100%	128,971	65,603	97%
Metal sold (oz)	63,986	30,602	109%	130,412	63,852	104%
Realized price ($/oz)	1,870	1,812	3%	1,879	1,787	5%
Lead
Metal produced (000's lbs)	7,637	8,144	(6%)	16,771	16,325	3%
Metal sold (000's lbs)	8,021	8,497	(6%)	16,596	16,495	1%
Zinc
Metal produced (000's lbs)	10,886	11,764	(7%)	21,713	23,733	(9%)
Metal sold (000's lbs)	10,920	11,755	(7%)	21,466	24,021	(11%)

Adjusted net income[1]	2.1	21.5	(90%)	35.4	49.0	(28%)
Adjusted EBITDA[1]	57.9	54.9	5%	138.1	115.7	19%
Net cash provided by operating activities	47.4	29.5	61%	80.0	50.7	58%
Free cash flow from ongoing operations[1]	21.9	19.2	14%	31.0	31.0	0%
Capital Expenditures[2]
Sustaining	23.1	10.4	122%	41.1	17.2	139%
Non-sustaining[3]	3.7	0.8	363%	6.4	1.0	540%
Lindero construction	—	1.4	(100%)	—	4.0	100%
Séguéla construction	23.4	—	100%	64.1	—	100%
Brownfields	3.4	3.5	(3%)	7.4	5.9	26%
[1] Refer to Non-IFRS financial measures
[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Selected Financial Information

	Three months ended June 30,			Six months ended June 30,
(Expressed in $ millions except per share information)	2022	2021	% Change	2022	2021	% Change
Selected Financial Information
Sales	167.9	120.5	39%	350.2	238.3	47%
Mine operating income	32.5	48.5	(33%)	96.0	99.8	(4%)
Operating income	13.1	35.9	(64%)	53.9	76.2	(29%)
Net income	1.7	16.2	(90%)	28.7	42.6	(33%)
Earnings per share - basic	0.01	0.09	(89%)	0.10	0.23	(57%)

As at				June 30, 2022	December 31, 2021	% Change
Cash and cash equivalents				116.1	107.1	8%
Total assets				2,060.0	2,021.9	2%
Debt				218.6	157.5	39%
Equity attributable to Fortuna shareholders				1,397.5	1,375.1	2%
Figures may not add due to rounding

Second Quarter 2022 vs Second Quarter 2021

Mine operating income for the three months ended June 30, 2022 was $32.5 million, a decrease of $16.0 million over the same period in 2021. The decrease was primarily due to:

●	Lower sales at the San Jose Mine due to lower head grades of silver and gold compared to the same period last year. The reduction in grade is in line with the Mineral Reserve estimate.
●	Silver prices were 16% lower for three months ended June 30, 2022 compared to the same period last year. Sales at San Jose and Caylloma were further impacted by negative final price adjustments on our concentrate sales in the context of declining silver and by-product base metal prices throughout the quarter.
●	A lower contribution of mine operating income from Yaramoko than planned and the impact of an inventory write-down of $4.0 million in low-grade stockpiles. The write-down was a result of the optimization of delivery of stockpiled material to the mill by separating stockpiled material into medium or low grade and the allocation of costs to each stockpile for accounting purposes.

This was partially offset by higher production and gold sales at the Lindero Mine due to an increase in performance of the three-stage crushing and stacking circuits, which delivered 99% of the 1.5 million tonnes of ore placed on the pad in the quarter, compared to 46% or 0.7 million tonnes of the 1.47 million tonnes placed in the comparable quarter in 2021.

Net income for the three months ended June 30, 2022 was $1.7 million, a decrease of $14.5 million over the same period in 2021. The decrease in net income was driven by the factors described above for mine operating income as well as the following:

●	Higher corporate G&A expenses due to the acquisition of Roxgold and associated personnel and increased travel costs
●	Higher income taxes primarily due to the accrual of $3.5 million in withholding taxes related to intercompany dividends
●	Higher foreign exchange losses as a result of the devaluation of the Euro relative to the US Dollar and its impact on balances denominated in West African Francs

The above was partially offset by a $5.9 million gain ($6.4 million unrealized gain and $0.6 million realized loss) on financial derivatives primarily due to lower zinc prices.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

First six months of 2022 vs First six months of 2021

Mine operating income for the first six months of 2022 was $96.0 million which was in line with the $99.8 million over the same period in 2021. Mine operating income remained in line with the previous year as a result of lower sales at San Jose due to lower silver and gold grades being offset by higher sales at Lindero and contributions from the Yaramoko mine.

Net income for the first six months of 2022 was $28.7 million, a decrease of $13.9 million compared to the same period in 2021. The reduction in net income was a result of lower mine operating income as described above as well as the  following:

●	Higher corporate G&A expenses due to the acquisition of Roxgold and associated personnel and travel costs
●	Higher share based compensation for the first half of 2022 due to the acquisition of the Roxgold share based compensation plan
●	A write-down of $2.1 million related to the termination of an exploration agreement on the Santa Fe property in Mexico

A discussion on sales and operating income is presented below.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

FINANCIAL RESULTS

Sales

	Three months ended June 30,			Six months ended June 30,
	2022	2021	% Change	2022	2021	% Change
Provisional sales $
Lindero	57.2	34.0	68%	111.3	70.9	57%
Yaramoko[4]	45.9	-	100%	101.4	-	100%
San Jose	45.2	59.0	(23%)	89.6	117.0	(23%)
Caylloma	26.5	26.0	2%	53.4	51.5	4%
Adjustments[1]	(6.9)	1.5	(560%)	(5.5)	(1.1)	400%
Total sales $	167.9	120.5	39%	350.2	238.3	47%
Silver
Metal produced (oz)	1,652,894	1,892,822	(13%)	3,323,022	3,806,577	(13%)
Provisional sales (oz)	1,700,030	1,899,727	(11%)	3,314,325	3,803,596	(13%)
Provisional sales $	35.7	47.6	(25%)	72.1	94.0	(23%)
Realized price ($/oz)[2]	22.62	26.85	(16%)	23.38	26.51	(12%)
Net realized price ($/oz)[3]	21.00	25.07	(16%)	21.07	24.72	(15%)
Gold
Metal produced (oz)	62,171	31,048	100%	128,971	65,603	97%
Provisional sales (oz)	63,986	30,602	109%	130,412	63,852	104%
Provisional sales $	118.5	54.1	119%	242.5	111.3	118%
Realized price ($/oz)[2]	1,870	1,812	3%	1,879	1,787	5%
Net realized price ($/oz)[3]	1,842	1,769	4%	1,848	1,742	6%
Lead
Metal produced (000's lbs)	7,637	8,144	(6%)	16,771	16,325	3%
Provisional sales (000's lbs)	8,021	8,497	(6%)	16,596	16,495	1%
Provisional sales $	7.3	6.9	6%	15.4	13.2	17%
Realized price ($/lb)[2]	1.02	0.95	7%	1.04	0.94	11%
Net realized price ($/lb)[3]	0.91	0.81	12%	0.93	0.89	4%
Zinc
Metal produced (000's lbs)	10,886	11,764	(7%)	21,713	23,733	(9%)
Provisional sales (000's lbs)	10,920	11,755	(7%)	21,466	24,021	(11%)
Provisional sales $	13.3	10.4	28%	25.7	20.9	23%
Realized price ($/lb)[2]	1.79	1.33	35%	1.74	1.28	36%
Net realized price ($/lb)[3]	1.22	0.89	37%	1.20	0.87	38%
[1] Adjustments consists of mark to market, final price and assay adjustments
[2] Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
[3] Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

[4] The Yaramoko Mine was acquired as part of the acquisition of Roxgold which completed on July 2, 2021. As such comparative figures for previous quarters and years are not presented. Operating and financial results for the year ended December 31, 2021 are for the period from July 2, 2021 to December 31, 2021.

Second Quarter 2022 vs Second Quarter 2021

Consolidated Sales for the three months ended June 30, 2022 were $167.9 million, a 39% increase from the $120.5 million reported in the same period in 2021. Sales by reportable segment for the three months ended June 30, 2022 were as follows:

●	Lindero recognized adjusted sales of $57.2 million from the sale of 30,546 ounces of gold sold, a 68% increase from the same period in 2021. Higher gold sales were the result of increased performance at the three-stage crushing and stacking facility. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Yaramoko recognized adjusted sales of $45.9 million from the sale of 24,598 ounces of gold sold. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

●	San Jose recognized adjusted sales of $39.6 million, a 34% decrease from the $60.3 million reported in the same period in 2021. Lower sales were driven by a 13% decrease in the volume of silver and 16% decrease in the volume of gold ounces sold which was driven by lower mined grades and lower realized silver prices. See "Results of Operations – San Jose Mine, Mexico" for additional information.
●	Caylloma recognized adjusted sales of $25.2 million, a 3% decrease from the $26.0 million reported in the same period in 2021. The decrease in sales was the result of lower realized prices for silver as well as a decline in gold production which is in line with plan. See "Results of Operations – Caylloma Mine, Peru" for additional information.

First six months of 2022 vs First six months of 2021

Consolidated sales for the six months ended June 30, 2022 were $350.2 million, a 47% increase compared to the same period in 2021. The increase in sales was primarily driven by the following:

●	Lindero recognized sales of $111.3 million compared to $71.6 million in the same period in 2021. Higher gold sales were driven by increased production as a result of increased performance at the three stage crushing and stacking facility through the first half of 2022
●	Sales of $101.4 million at Yaramoko which was acquired in the Roxgold transaction
●	This was partially offset by lower sales at San Jose which decreased by $30.2 million compared to the same period in 2021. The reduction in sales was driven by lower mined grades and realized prices as described above.

Operating Income (Loss) and Adjusted EBITDA

	Three months ended June 30,				Six months ended June 30,
	2022%[1]		2021%[1]		2022%[1]		2021%[1]
Operating income (loss)
Lindero	12.6	22%	7.2	21%	28.3	25%	18.9	26%
Séguéla[3]	(0.3)	0%	-	0%	(1.1)	0%	-	0%
Yaramoko[3]	(2.5)	(5%)	-	0%	13.7	25%	-	0%
San Jose	5.0	13%	24.6	41%	16.5	19%	49.1	42%
Caylloma	6.6	26%	8.8	34%	15.7	30%	16.9	33%
Corporate	(8.3)		(4.7)		(19.2)		(8.7)
Total	13.1	8%	35.9	30%	53.9	15%	76.2	32%

Adjusted EBITDA[2]
Lindero	26.4	46%	16.2	47%	53.6	48%	35.8	50%
Séguéla[3]	-	0%	-	0%	(0.1)	0%	-	0%
Yaramoko[3]	16.1	46%	-	0%	46.4	46%	-	0%
San Jose	14.4	36%	31.9	53%	36.4	43%	65.2	56%
Caylloma	8.1	32%	11.2	43%	19.3	37%	23.1	45%
Corporate	(7.1)		(4.4)		(17.5)		(8.4)
Total	57.9	34%	54.9	46%	138.1	39%	115.7	49%
[1] As a Percentage of Sales
[2] Refer to Non-IFRS Financial Measures

[3] The Yaramoko Mine and Séguéla Project were acquired as part of the acquisition of Roxgold which completed on July 2, 2021. As such comparative figures for the comparable 2021 periods are not presented

Figures may not add due to rounding

Fortuna | 11

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Second Quarter 2022 vs Second Quarter 2021

Operating income for the three months ended June 30, 2022 was $13.1 million, a decrease of $22.8 million over the same period in 2021. The change in operating income was due mainly to lower sales at San Jose of $20.8 million, negative operating earnings at the Yaramoko mine and higher G&A expenses. The increase in general and administrative expenses was the result of higher G&A costs at Lindero as it reached full capacity, the acquisition of Roxgold and the associated personnel and travel costs. Negative operating earnings at Yaramoko in Q2 2022 was line with plan as mining ended in the QV zone in April and mill feed was supplemented by low grade stockpiles reducing head grade and gold sales as well as the impact of a $4.0 million write-down of low grade stockpiles to net realizable value as described above.

Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $57.9 million for the three months ended June 30, 2022, an increase of $3.0 million over the same period in 2021. Adjusted EBITDA remaining in line with the previous year was primarily the result of lower sales at San Jose being offset by higher sales at Lindero and contributions from Yaramoko.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the three months ended June 30, 2022 was $1.7 million. Refer to the discussion above.

First six months of 2022 vs First six months of 2021

Operating income for the first six months was $53.9 million, a decrease of $22.3 million over the same period in 2021. The decrease in operating income was a result of lower mine operating income as described above as well as the following factors:

●	An increase in general and administrative expenses as a result of higher G&A costs at Lindero as it reached full capacity, the acquisition of Roxgold and the associated personnel, increased travel and higher share-based compensation
●	A write-down of $2.1 million related to the termination of an exploration agreement on the Santa Fe property in Mexico

Adjusted EBITDA for the first six months was $138.1 million, an increase of $22.4 million over the same period in 2021. The increase in adjusted EBITDA was primarily the result of higher sales as described above.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the six months ended June 30, 2022 was $28.7 million. Refer to the discussion above.

General and Administrative (“G&A”) Expenses

	Three months ended June 30,			Six months ended June 30,
	2022	2021	% Change	2022	2021	% Change
Mine G&A	6.2	4.3	44%	11.1	8.6	29%
Corporate G&A	8.1	3.3	145%	16.2	7.5	116%
Share-based payments	0.4	1.0	(60%)	4.0	0.5	700%
Workers' participation	0.1	0.6	(83%)	0.4	1.1	(64%)
Total	14.8	9.2	61%	31.7	17.7	79%

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Second Quarter 2022 vs Second Quarter 2021

General and administrative expenses for the three months ended June 30, 2022 increased 61% to $14.8 million compared to $9.2 million reported in the same period in 2021, which was due primarily to:

●	An increase in mine G&A due to higher costs at Lindero as it operated at full capacity compared to the previous period when the mine was ramping up production, and contributions from the Yaramoko Mine which was acquired in the acquisition of Roxgold in July 2021
●	Higher corporate G&A due to the acquisition of Roxgold and associated personnel, increased travel costs, and timing of expenditures

First six months of 2022 vs First six months of 2021

General and administrative expenses for the first half of 2022 increased 79% to $31.7 million compared to $17.7 million reported in the same period in 2021. The increase in G&A is largely the result of the same factors described above for the second quarter of the year as well as higher share-based compensation as the Company took over the Roxgold share based compensation plan as part of the acquisition.

Foreign Exchange Loss

Second Quarter 2022 vs Second Quarter 2021

Foreign exchange loss for the three months ended June 30, 2022 increased $1.1 million to $3.1 million compared to $2.0 million reported in the same period in 2021. The higher foreign exchange loss in the quarter was primarily the result of the devaluation of the Euro relative to the US dollar which impacted value added tax balances at Yaramoko which are denominated in West African Francs, a currency that is pegged to the Euro.

First six months of 2022 vs First six months of 2021

Foreign exchange loss for the first half of 2022 increased $1.7 million to $6.1 million compared to $4.4 million for the same period in 2021. The higher foreign exchange loss was primarily the result of the same factors as for the three months ended June 30, 2022.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Income Tax Expense

Second Quarter 2022 vs Second Quarter 2021

Income tax expense for the three months ended June 30, 2022 was $13.6 million, or $1.6 million higher than the $12.0 million reported in the same period in 2021. The increase in income taxes was the result of the accrual of $3.5 million in withholding taxes on intercompany dividends partially offset by lower pre-tax earnings.

The effective tax rate (“ETR”) for the three months ended June 30, 2022 was 89.0% compared to 42.7% for the same period in 2021.  The increase of 46.3% was primarily related to the accrual of withholding taxes, the impact of inflation and foreign exchange related to Argentina, Mexico and Burkina Faso and lower pre-tax earnings.

First six months of 2022 vs First six months of 2021

Income tax expense for the six months ended June 30, 2022 was $20.4 million, or $4.9 million lower than the $25.3 million reported in the same period in 2021. The decrease in income taxes was the result of lower pre-tax earnings.

The ETR for the six months ended June 30, 2022 was 41.6% compared to 37.3% for the same period in 2021. The increase of 4.3% was the result of the accrual of withholding taxes being partially offset by the impact of inflation and foreign exchange.

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Burkina Faso, Australia, and Canada. There are a number of factors that can significantly impact the Company’s ETR including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

Outlook on Cost and Inflation

Inflationary pressures continued in the second quarter of 2022 as a result of geopolitical events, supply chain constraints and increases in the cost of energy and commodities. These inflationary pressures were realized in the Company’s cost structure as prices increased for several key commodities including diesel, reagents, explosives and steel. The impact of inflation was most pronounced at the Lindero Mine.

The inflation situation remains dynamic and the Company expects higher input costs to remain for the second half of the year and beyond. To mitigate inflationary pressure on its cost structure the Company will continue to focus on operational efficiencies and cost optimization measures across all mining operations. However, even with these efforts it is expected the continued cost pressure will push the San Jose and Lindero mines towards the upper end of our cost guidance.

Yaramoko’s all-in sustaining cost for the year is expected to be at the upper end of guidance as a result of additional capital development to provide earlier access than plan to the QV Prime zone at Bagassi South. The production benefit of access to QV Prime will be realized in 2023 and 2024 as activities through the second half of 2022 will focus primarily on development access to the ore body and preparation for mining.

Caylloma remains on track to achieve cost guidance.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Production Outlook

As outlined in the news release dated July 11, 2022, the Company delivered steady production performance through the first half of 2022 with all mines on target to achieve their annual guidance for silver and gold. Fortuna reiterates its annual production guidance range of 6.2 to 6.9 million ounces of silver and 244,000 to 280,000 ounces of gold; and annual production of between 369,000 to 420,000 ounces gold equivalent in 2022, including lead and zinc by-products (refer to Fortuna news release dated January 18, 2022).

QUARTERLY RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Mine Production
Tonnes placed on the leach pad	1,502,074	1,477,000	2,797,829	3,607,000

Gold
Grade (g/t)	0.74	0.95	0.83	0.87
Production (oz)	29,016	19,521	59,084	41,853
Metal sold (oz)	30,546	18,924	59,165	40,213
Realized price ($/oz)	1,869	1,804	1,879	1,777

Unit Costs
Cash cost ($/oz Au)[1]	687	644	690	629
All-in sustaining cash cost ($/oz Au)[1]	1,151	1,168	1,096	1,089

Capital expenditures ($000's)
Sustaining	6,123	4,973	9,248	9,013
Non-sustaining	–	–	169	–
Brownfields	646	351	790	442
[1] Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

Quarterly Operating and Financial Highlights

The COVID-19 absenteeism impact on production experienced at the beginning of 2022 has been greatly mitigated by strong production in the second quarter.

In the second quarter of 2022, a total of 1,502,074 tonnes of ore were placed on the heap leach pad, averaging 0.74 g/t gold, containing an estimated 35,784 ounces of gold. Gold production for Q2 2022 totaled 29,016 ounces, representing a 49% increase year-over-year. Higher gold production is explained by an increase in performance of the three-stage crushing and stacking circuits, which delivered 99% of the 1.5 million tonnes of ore placed on the pad in the quarter, compared to 46% or 0.7 million tonnes of the 1.47 million tonnes placed in the comparable quarter a year ago. Mine production was 2.2 million tonnes of mineralized material with a strip ratio of 1:1. The operation experienced a positive reconciliation for ore sent to the leach pad during the second quarter, with grades sampled at the plant being 17% higher than estimated from the reserve model.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

As part of the continuous measures to improve productivity, management has implemented various high impact optimization initiatives to capture efficiencies at both the processing plant and the mining operation, some of which were implemented during the second quarter. These initiatives include: the optimization of cyanide recovery at the SART plant to significantly reduce fresh make-up cyanide consumption; lowering the consumption of sulfuric acid at the SART plant, whilst maintaining its efficiency rate and copper balance; and optimizing the mining strategy by implementing additional temporary ramps to significantly decrease trucking distance, improve truck productivity, and ultimately reduce trucking hours and total fleet diesel consumption, supporting the  Company´s carbon footprint reduction strategy.

Cash cost per ounce of gold for the three months ended June 30, 2022 was $687 per ounce compared to $644 in the second quarter of 2021. Cash cost per ounce of gold was higher due to higher consumable prices, mainly related to diesel, explosives, cyanide and cement, higher service costs related to equipment rentals and higher labor costs due to foreign exchange and inflation. This was partially offset by the higher volume of gold sold.

All-in sustaining cash cost per gold ounce sold was $1,151 during Q2 2022 compared with $1,168 in the second quarter of 2021. All-in sustaining cost for the second quarter of 2022 were impacted by the issues described above, offset by lower sustaining capital due to timing.

Sustaining capital for the quarter primarily consisted of spending on the expansion of the leach pad and mine maintenance. Brownfields capital primarily relates to exploration at the Arizaro project.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Yaramoko Mine, Burkina Faso

The Yaramoko Mine is located in south-western Burkina Faso, and began commercial production in 2016. The operation consists of two underground mines feeding ore to a traditional gold processing facility where the ore is crushed, milled and subject to carbon-in-leach extraction processes, prior to electrowinning and refining where gold is poured to doré bars.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Mine Production
Tonnes milled	138,787	-	266,755	-

Gold
Grade (g/t)	5.42	-	6.43	-
Recovery (%)	97	-	98	-
Production (oz)	24,553	-	52,788	-
Metal sold (oz)	24,598	-	54,128	-
Realized price ($/oz)	1,868	-	1,873	-

Unit Costs
Cash cost ($/oz Au)[1]	928	-	804	-
All-in sustaining cash cost ($/oz Au)[1]	1,565	-	1,334	-

Capital expenditures ($000's)
Sustaining	9,085	-	16,446	-
Brownfields	–	-	488	-
[1] Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] The Yaramoko Mine was acquired as part of the acquisition of Roxgold which completed on July 2, 2021. As such comparative figures for the comparative periods in 2021 are not presented.

Quarterly Operating and Financial Highlights

The Yaramoko Mine produced 24,553 ounces of gold in the second quarter of 2022 with an average gold head grade of 5.42 g/t, which is in line with the mining sequence and Mineral Reserve estimate. Gold production at the Yaramoko Mine is on track to meet the annual guidance range.

Cash cost per gold ounce sold was $928, which was below plan, primarily due to higher mine production and lower indirect costs during Q2 2022, slightly offset by lower head grade.

All-in sustaining cash cost per gold ounce sold was $1,565 for Q2 2022, which was below plan, primarily due to higher production partially offset by a write-down of low grade stockpiles to net realizable value.

Sustaining capital for the Q2 2022 consisted primarily of mine development.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

San Jose Mine, Mexico

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, gold and silver production and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Mine Production
Tonnes milled	251,945	269,565	502,892	529,368
Average tonnes milled per day	2,831	3,029	2,874	3,038

Silver
Grade (g/t)	187	205	186	211
Recovery (%)	91	92	91	91
Production (oz)	1,385,336	1,624,394	2,743,526	3,270,838
Metal sold (oz)	1,417,303	1,621,410	2,733,496	3,263,710
Realized price ($/oz)	22.56	26.90	23.39	26.53

Gold
Grade (g/t)	1.13	1.30	1.13	1.33
Recovery (%)	91	91	90	91
Production (oz)	8,295	10,266	16,534	20,567
Metal sold (oz)	8,564	10,212	16,516	20,499
Realized price ($/oz)	1,873	1,826	1,881	1,804

Unit Costs
Production cash cost ($/t)[2]	83.57	75.20	79.82	72.78
Production cash cost ($/oz Ag Eq)[1,2]	11.00	9.55	10.72	8.96
Net smelter return ($/t)	174.79	219.52	178.58	178.58
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	15.41	14.31	15.36	13.19

Capital expenditures ($000's)
Sustaining	4,051	3,121	7,626	4,397
Non-sustaining	454	757	869	1,031
Brownfields	1,568	2,154	3,097	3,890
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures

Quarterly Operating and Financial Highlights

In the second quarter of 2022, the San Jose Mine produced 1,385,336 ounces of silver and 8,295 ounces of gold, 15% and 19% lower, respectively, than the comparable period in the prior year. The decreases are a result of a combination of 7% lower mill throughput, and lower average head grades by 9% for silver and 13% for gold, which are in line with the mining sequence and Mineral Reserve estimates. The mine remains on track to achieve its annual production guidance.

The San Jose team has successfully implemented long hole stoping in select areas of the mine in 2022, with the aim to improve production capacity and reduce total mining cost per tonne. In addition, a new underground shotcrete plant was commissioned in the second quarter which is expected to reduce overall mining cycle times and support costs.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

The cash cost per tonne for the three months ended June 30, 2022 was $83.57 per tonne compared to $75.20 per tonne in the same period in 2021 primarily due to inflation, non-recurring maintenance and lower tonnes processed.

The all-in sustaining cash cost of payable silver equivalent for the second quarter in 2022 increased 8% to $15.41 per ounce compared to $14.31 per ounce for the same period in 2021. The increase in all-in sustaining costs was primarily due to the result of lower silver equivalent ounces sold and increased cash costs as highlighted above.

Capital expenditures in the quarter primarily consisted of mine development. Capital expenditures were lower than the same period in 2021 primarily due to timing.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, silver, gold, lead and zinc production and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Mine Production
Tonnes milled	135,977	133,645	268,552	265,532
Average tonnes milled per day	1,528	1,536	1,526	1,517

Silver
Grade (g/t)	77	76	83	77
Recovery (%)	79	83	81	82
Production (oz)	267,559	268,428	579,498	535,739
Metal sold (oz)	279,051	275,652	573,352	534,963
Realized price ($/oz)	22.89	26.54	23.35	26.42

Gold
Grade (g/t)	0.17	0.42	0.16	0.52
Recovery (%)	43	69	40	71
Production (oz)	307	1,261	565	3,183
Metal sold (oz)	278	1,466	603	3,140
Realized price ($/oz)	1,897	1,808	1,864	1,790

Lead
Grade (%)	3.00	3.09	3.27	3.15
Recovery (%)	85	90	88	89
Production (000's lbs)	7,637	8,144	16,771	16,325
Metal sold (000's lbs)	8,021	8,497	16,596	16,495
Realized price ($/lb)	1.02	0.95	1.04	0.94

Zinc
Grade (%)	4.09	4.58	4.14	4.64
Recovery (%)	89	87	89	87
Production (000's lbs)	10,886	11,764	21,713	23,733
Metal sold (000's lbs)	10,920	11,755	21,466	24,021
Realized price ($/lb)	1.79	1.33	1.74	1.28

Unit Costs
Production cash cost ($/t)[2]	93.31	87.24	91.48	83.81
Production cash cost ($/oz Ag Eq)[1,2]	13.14	13.98	12.77	13.54
Net smelter return ($/t)	190.60	189.10	200.96	200.96
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	18.19	18.94	18.01	18.25

Capital expenditures ($000's)
Sustaining	3,793	2,315	7,742	3,839
Brownfields	207	979	531	1,609
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

The Caylloma Mine produced 267,559 ounces of silver, 7.6 million pounds of lead, and 10.9 million pounds of zinc during the three months ended June 30, 2022. The operation delivered another strong quarter of operational performance and is tracking well to deliver total production in the upper range of guidance. Silver production had an average head grade of  77 g/t which was in line with expectation. Lead production was 6% lower than the comparable period due to lower grades while zinc production was 7% lower than the comparable period due to lower grades. Gold production totaled 307 ounces with an average head grade of 0.17 g/t which was in line with expectations.

The cash cost per tonne of processed ore for the three months ended June 30, 2022 increased 7% to $93.31 compared to $87.24 in the same period in 2021. The increase was mainly the result of high inflation on mine costs, costs incurred in unexpected dewatering and increased mill maintenance.

The all-in sustaining cash cost for the three months ended June 30, 2022 decreased 4% to $18.19 per ounce compared to $18.94 per ounce for the same period in 2021. The decrease was mainly driven by higher silver equivalent production due to lower realized silver prices.

Sustaining capital expenditures for the quarter were primarily related to greater execution of the development located in level 16 and the opening of level 18. The decrease in Brownfields capital expenditures was due to lower spending on drilling and development.

PROJECTS & EXPLORATION

Séguéla Gold Project Update

On September 29, 2021, Fortuna announced the decision to proceed with the construction of the open pit mine at the Séguéla Gold Project in Côte d’Ivoire. The updated total initial capital investment for the project is estimated to be $173.5 million, including $11.5 million previously approved by the Board for early works items, an anticipated construction schedule of approximately 20 months, with ramp up to name plate capacity expected in the third quarter of 2023. The development of the Séguéla Gold Project, including the milestones noted below is based on the technical report filed under NI 43-101 entitled “NI 43-101 Technical Report Séguéla Project, Feasibility Study, Worodougou Region, Côte d’Ivoire”, dated May 26, 2021 with an effective date of April 19, 2021.

At the end of June 30, 2022, the overall project was 66% complete. The following provides an update on project activities for the second quarter of 2022.

Construction Highlights

●	Approximately $95.7 million of the $173.5 million initial capital budget accrued as of June 30, 2022
●	The mining services contract was signed with Mota-Engil on April 1, 2022 and long lead equipment ordered
●	Majority of equipment packages secured and first deliveries have begun arriving in Abidjan, Côte d´Ivoire
●	All major construction contracts executed and contractor mobilizations underway
●	All key scopes now commenced and construction advancing on the ground
●	Key mechanical equipment has begun arriving at site
●	First gold pour remains on target for mid-2023

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Accommodation camp

The accommodation camp is complete and occupied by the project and company staff

Processing plant

De Simone was awarded the process plant bulk earthworks contract and activities are nearing completion.  Ground improvement works are completed and only punch listed items are outstanding. All areas have been handed over to the engineering, procurement and construction (EPC) contractor for construction of the processing plant.

Lycopodium, the process plant EPC contractor, mobilized to site in March 2022 and has made excellent progress in advancing the critical path scopes for the plant. As of June 30, 2022, engineering activities were 96% complete, procurement activities 83% complete and construction activities have commenced in the following key areas:

●	Civil and concrete works
●	CIL tank fabrication
●	Installation of high security fencing

The delivery and installation of the SAG mill remains on the project’s critical path and, despite supply chain challenges and risks, is expected to be delivered to site on schedule. Manufacturing of core components such as the shell, heads and trunnions and gear and pinion are well advanced. Despite challenges around logistics due to global port congestion at the start of the year, key mechanical packages such as the primary crusher and high-voltage transformers have started to arrive in-country in line with the schedule.

Site Bulk Earthworks

Construction of the tailings storage facility (TSF) and water storage dam (WSD) are well advanced. Construction of the WSD embankment was practically complete by the end of June, ahead of the upcoming wet season, and the embankment has already begun capturing and storing raw water in preparation for commissioning and transition into operations. Likewise, good progress has been made on the TSF embankment and it is on track to be completed in the fourth quarter of 2022. High density polyethylene (HDPE) lining of the western TSF basin was completed and approximately 48% of the total surface of the TSF has been lined as of mid-June.

Grid Connection

Works are on-track to provide power to the site by the end of the fourth quarter of 2022 ahead of commissioning activities at the processing plant. Despite challenges around logistics from port congestion at the start of the year, key electrical packages such as the high-voltage transformers out of Shanghai have started to arrive at site in line with the schedule. The 33kV tower erections are complete with transmission line stringing commencing in June. Tower erections for the 90kV power line have commenced and the first shut-down for tie-in to the electrical grid is scheduled for early August. The construction of the substation is approximately 67% complete with all major equipment packages, such as control, automation and communication panels, shipped in early July.

Mining

Mota-Engil has been awarded the contract for mining services at Séguéla. The agreement has been executed and orders for long lead items placed. Mota-Engil has commenced recruitment for the project and will advance mobilization and establishment of site infrastructure in the third quarter of 2022.

Operational Readiness

The Company is advancing its organizational infrastructure in Côte d’Ivoire to prepare for the start of operations at Séguéla, as well as establishing a regional office to service both Séguéla and the Yaramoko Mine. Key administration and logistics personnel that support the ongoing project execution phase are already in place, developing the systems and procedures required for this. Recruitment for the Séguéla operations group has commenced with key senior members of this team expected to be on board in the third quarter of 2022.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Cost

For the second quarter of 2022 the Company incurred and expended $18.7 million and $23.4 million, respectively. Since the project early works began in the third quarter of 2021, the Company incurred and expended $95.7 million and $97.7 million, respectively. Capital expenditures are summarized in the table below.

(Expressed in millions)	Q2 2022	YTD 2022	Project to Date
Expended Capital Costs[1]	23.4	64.1	97.2
Working Capital Adjustment[2]	(4.7)	(16.8)	(1.6)
Incurred Capital Costs[3]	18.7	47.3	95.7

1 Cash basis. Excludes exploration costs.

2 Primarily consists of work performed not yet invoiced and increases in the accounts payable balance offset by increases in the VAT receivable balance.

3 Accrual basis. Excludes capitalized interest

As of June 30, 2022, the project had approximately $77.8 million in remaining spend of the project’s $173.5 million budget and the project remains on time and on budget. The Company’s cash and cash equivalents balance, free cash flow from ongoing operations and undrawn amounts of the credit facility are expected to be sufficient to fund the construction of the Séguéla Project.

Upcoming Milestones and Schedule

Selected upcoming milestones of the current construction schedule include:

2022 Q3

●	Continue to negotiate the Mining Convention with the State of Côte d’Ivoire
●	Mining contractor mobilizes to site
●	Tie into the 33kV and 90kV existing powerlines
●	Completion of CIL tank fabrication
●	First shipments of the SAG mill components to arrive on site
●	First structural steel to arrive and be erected

2022 Q4

●	Power on high voltage substation
●	Mining contractor completes site establishment
●	Completion of the construction of the tailings storage facility
●	Commence pre-strip of the Antenna deposit

2023 Q2

●	Processing plant practical completion

Mid 2023

●	First gold pour

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to June 30, 2022:

	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Sales	167.9	182.3	198.9	162.6	120.5	117.8	103.5	83.4
Mine operating income	32.5	63.5	58.3	47.3	48.5	51.3	46.7	42.1
Operating income	13.1	40.7	38.9	21.8	35.9	40.4	28.2	28.5
Net income	1.7	27.0	16.6	0.2	16.2	26.4	18.6	13.1

Basic earnings per share	0.01	0.09	0.05	—	0.09	0.14	0.10	0.07
Diluted earnings per share	0.01	0.09	0.05	—	0.09	0.14	0.09	0.07

Total assets	2,060.0	2,060.4	2,021.9	2,002.1	1,083.2	1,069.1	1,055.3	987.8
Debt	218.6	198.0	157.5	187.7	159.5	159.0	158.6	133.1

Figures may not add due to rounding

Sales decreased 8% in the second quarter of 2022 to $167.9 million compared to $182.3 million in the first quarter of 2022 due primarily to lower sales at Yaramoko as mining finished in the QV zone and mill feed was supplemented by stockpiles reducing head grade delivered to the mill and lower head grades at San Jose. Mine operating income was lower as a result of lower sales as well as a $4.0 million write-down of inventory to net realizable value and an increase in costs due to inflationary pressures. Net income decreased $25.3 million compared to the first quarter of 2022 primarily due to the factors described above as well as higher current taxes from the recognition of withholding taxes.

Sales decreased 8% in the first quarter of 2022 to $182.3 million compared to $198.9 million in the fourth quarter of 2021 due primarily to lower sales at Lindero as a result of the impacts of COVID-19 at the mine and due to lower head grades at San Jose. Operating income was in line with the previous quarter as higher mine operating income was offset by the $2.1 million write-off due to the termination of a property agreement for the Santa Fe Property in Mexico and an increase in foreign exchange losses in the quarter. Net income increased $10.4 million compared to the fourth quarter of 2021 primarily due to lower current and deferred taxes.

Sales increased 22% in the fourth quarter of 2021 to $198.9 million compared to $162.6 million in the third quarter of 2021 due primarily to higher sales at Lindero and San Jose. Sales at Lindero increased to $65.6 million from $41.6 million, and sales from San Jose increased to $56.7 million from $48.0 million. Operating income was 78% higher in the fourth quarter of 2021 due primarily to an increase in gold ounces sold at Lindero and higher metal prices and the impact of the SGM royalty settlement in the third quarter of 2021.

Sales increased 35% in the third quarter of 2021 to $162.6 million compared to $120.5 million in the second quarter of 2021 due primarily to the $49.0 million of sales from Yaramoko, higher sales at Lindero, which increased to $41.6 million from $34.0 million, higher sales at Caylloma, which increased to $28.1 million from $26.0 million, offset partly by lower sales at San Jose, which decreased to $48.0 million from $59.0 million. Mine operating income decreased 2% in the third quarter of 2021 due primarily to the settlement payment related to the disputed SGM royalty claim, partly offset by the contributions from Yaramoko.

Sales increased 2% in the second quarter of 2021 to $120.5 million compared to $117.8 million in the first quarter of 2021 due to favorable price and assay adjustments of $1.5 million compared to unfavorable adjustments of $2.5 million during the first quarter, higher sales at San Jose, which increased to $59.0 million from $58.0 million, higher sales at Caylloma, which increased to $26.0 million from $25.4 million, offset partly by lower sales at Lindero, which decreased to $34.0 million from $36.9 million. Mine operating income decreased 6% in the second quarter of 2021 due primarily to San Jose, where operating income increased to $29.0 million from $26.6 million in the first quarter of 2021.

Fortuna | 24

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Sales increased 14% in the first quarter of 2021 to $117.8 million compared to $103.5 million in the fourth quarter of 2020 due primarily to higher sales at Lindero, which increased to $36.9 million from $20.3 million, and sales at Caylloma, which increased to $25.4 million from $22.2 million, offset partly by provisional pricing adjustments. Mine operating income increased 10% in the first quarter of 2021 due primarily to Lindero, which increased to $15.2 million from $10.2 million in the fourth quarter of 2020.

Sales increased 24% in the fourth quarter of 2020 to $103.5 million compared to $83.4 million in the third quarter of 2020 due primarily to the recognition of $20.3 million of gold sales and $10.1 million of cost of sales from commissioning activities at Lindero Mine as the Company elected to early adopt the amendments to IAS 16, Property, Plant and Equipment – Proceeds before Intended Use.  Sales at San Jose decreased $4.2 million to $60.5 million quarter-over-quarter due to lower volume of silver and gold sold while sales at Caylloma increased $3.9 million. Share-based payments increased 24% to $4.5 million as the result of a 23% increase in the Company’s share price which impacts the cash-settled share units.  With construction of the Lindero Mine substantially complete, the Company ceased capitalization of interest at the end of November 2020 and expensed $0.7 million of borrowing costs. Net income increased $5.5 million to $18.6 million over the prior quarter.

Precious Metal Prices Trends

For the quarter ended June 30, 2022, the sale of silver and gold ounces represents approximately 88% of the Company’s sales revenue while lead and zinc make up the remaining 12%. Therefore, the prices of silver and gold are the most dominant factors in determining the Company’s profitability and cash flow from operations. The prices of gold and silver are subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the U.S. dollar, interest rates and global economic and political issues.  The Company’s financial performance is expected to continue to be closely linked to the prices of silver and gold.

Gold and silver prices remained high through the beginning of the second quarter of 2022 as high inflation and geopolitical uncertainty drove safe-haven demand for precious metals. This trend reversed through May and June as central banks

Fortuna | 25

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

moved to combat inflation through interest rate hikes and the US dollar strengthened relative to precious metals. As a result, gold and silver traded between $1,810 to $1,977 per ounce gold and $20.41 to $25.92 per ounce silver and finished the quarter at $1,817 per ounce gold and $20.45 per ounce silver.

Since June 30, 2022, volatility in the price of gold and silver has continued with gold and silver reaching lows of $1,700 and $18.27 per ounce, respectively, before recovering part of their value. While higher volatility will have an impact on the revenue and cash flow of the Company it is not expected to impact the Company’s current capital plans as the Company remains well capitalized to fund the remaining construction of the Séguéla Project.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company had cash and cash equivalents of $116.1 million as at June 30, 2022, an increase of $9.0 million since the beginning of the year. The increase was due primarily to $80.0 million of net cash generated from operations and a drawdown of $60.0 million from the Company’s revolving credit facility, offset by $123.6 million of net cash used in investing activities primarily for construction expenditures at Séguéla and expenditures on mineral properties and plant and equipment.

The Company’s investment objectives for its cash balances, in order of priority, are to preserve capital, to ensure liquidity, and to maximize returns. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors of the Company. The Company does not own any asset-based commercial paper or other similar at-risk investments in its investment portfolios.

Working Capital

Working capital (refer to Non-IFRS Financial Measures) at June 30, 2022 increased $46.2 million during the year to $160.5 million, due primarily to a $35.6 million decrease in trade and other payables.

Capital Resources

The Company maintains a $200 million revolving credit facility (“Credit Facility”). As of June 30, 2022 the Company had drawn down $180 million of the available credit. The Credit Facility has a term of four years and steps down to $150 million on November 4, 2024. Interest accrues on LIBOR loans under the Credit Facility at LIBOR plus an applicable margin of between 2% and 3% which varies according to the consolidated leverage levels of the Company. Subsequent to June 30, 2022 the Company repaid $20 million of the Credit Facility, bringing the total drawn to $160 million.

The Credit Facility includes covenants customary for a facility of this nature including, among other matters, reporting requirements, and positive, negative, and financial covenants set out in therein. As at June 30, 2022, the Company was in compliance with all of the covenants under the Credit Facility.

As at	June 30, 2022	December 31, 2021	Change
Cash and cash equivalents	116.1	107.1	9.0
Credit facility	200.0	200.0	-
Total liquidity available	316.1	307.1	9.0
Amount drawn on credit facility	(180.0)	(120.0)	(60.0)
Net liquidity position	136.1	187.1	(51.0)

Figures may not add due to rounding

Fortuna | 26

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

In the second quarter of 2022, central banks around the world raised interest rates to combat high rates of inflation. This has resulted in a significant increase in LIBOR rates and the interest rate that is charged on the Company’s Credit Facility. As a result, the Company is reevaluating its cash management strategy and may make greater use of its own cash reserves to fund the construction of Séguéla, fund corporate activities or pay down debt. This may have an impact of increasing income taxes for the year where withholding taxes are paid to repatriate funds from our foreign subsidiaries.

The Russian invasion of Ukraine and the COVID-19 pandemic continue to impact the global economy. Given the ever evolving nature of the COVID-19 pandemic, it is difficult to predict the extent of the impact of the COVID-19 pandemic (or any other disease, epidemic or pandemic) on the Company and its business, which will depend on future developments, including: the duration, severity and geographic spread of the COVID-19 virus (or other communicable disease); further actions that may be taken by governmental authorities, which could include travel restrictions and the suspension of business activities, including mining; the effectiveness and timing of actions taken to contain and treat the COVID-19 virus and variants or mutations thereof, including the effectiveness and uptake of vaccines; and how quickly and to what extent normal economic conditions and operating conditions can resume. In the event of an extended conflict in Ukraine, additional waves of COVID-19 for an unexpectedly prolonged duration, or in the event that more rigorous capital controls are implemented in Argentina, the Company may be required to raise additional debt or equity. There is no assurance that the lenders will agree to such a request or that financing will be available to the Company on terms acceptable to it.

The Company does not have unlimited financial resources and there is no assurance that sufficient additional funding or financing will be available when needed by the Company or its direct and indirect subsidiaries on acceptable terms, or at all, to further explore or develop its properties or to fulfill its obligations under any applicable agreements.  Fortuna is a multinational company and relies on financial institutions worldwide to fund corporate and project needs.  Instability of large financial institutions may impact the ability of the Company to obtain equity or debt financings in the future and, if obtained, on terms that may not be favorable to the Company. Disruptions in the capital and credit markets as a result of uncertainty, geo-political events, changing or increased regulations of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company’s access to the liquidity needed for the business in the longer term.

The Company may incur substantial debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If the Company does so, the risks related to the Company’s indebtedness could intensify, including: (i) increased difficulty in satisfying existing debt obligations (ii) limitations on the ability to obtain additional financings, or imposed requirements to make non-strategic divestures (iii) impose hedging requirements (iv) imposed restrictions on the Company’s cash flows, for debt repayments or capital expenditures (v) increased vulnerability to general adverse economic and industry conditions (vi) interest rate risk exposure as borrowings may be at variable rates of interest (vii) decreased flexibility in planning for and reacting to changes in the mining industry (viii) reduced competitiveness versus less leveraged competitors, and (ix) increased cost of borrowings.

Subject to the various risks and uncertainties, as explained in the Risks and Uncertainties section of this MD&A, management believes the Company’s mining operations will generate sufficient cash flows and the Company has sufficient available credit lines and cash on hand to fund planned capital and exploration programs.

The Company has contingencies and capital commitments as described in Note 26 “Contingencies and Capital Commitments” in the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022. From time to time, the Company may also be involved in legal proceedings that arise in the ordinary course of its business.

Fortuna | 27

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisional priced trade receivables of $17.6 million, a forward sales and foreign exchange contracts liability totaling $1.5 million, and a forward fuel contract asset of $2.5 million are the Company’s only level 2 fair valued instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The forward sales, and forward foreign exchange contracts liabilities are valued based on the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

Refer to the Risks and Uncertainties section of this MD&A for a discussion on credit risk, metal price risk, currency risk, and interest rate risk related to these financial instruments. See note 4 (section r) and Note 30 of the 2021 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 291,458,575 common shares outstanding as at August 10, 2022. In addition, there were 3,856,822 outstanding equity-settled share-based awards as follows:

Incentive stock options636,818

Restricted share units1,125,332

Performance share units 2,094,672

Total 3,856,822

1,547,155 share-settled performance units issued by the Company are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

As at June 30, 2022 the Company has $45.9 million of debentures that are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, representing a conversion rate of 200 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances.  Subject to certain exceptions in connection with a change of control of the Company, the Debentures cannot be redeemed by the Company prior to October 31, 2022. Between November 1, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus

Fortuna | 28

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

accrued and unpaid interest regardless of the trading price of the Common Shares. The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020.

Subject to applicable securities laws and regulatory approval and provided that no event of default has occurred and is continuing, the Company may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures and accrued and unpaid interest on the redemption date and the maturity date, in whole or in part, through the issuance of Common Shares, by issuing and delivering that number of Common Shares, obtained by dividing the principal amount of the Debentures and all accrued and unpaid interest thereon by 95% of the current market price (as defined in the Debenture Indenture) on such redemption date or maturity date, as applicable.

Normal Course Issuer Bid

During the three months ended June 30, 2022, in accordance with the Company’s NCIB, the Company re-purchased an aggregate of 924,404 common shares at a weighted average price of $3.25 per share via open market purchases through the facilities of the NYSE for a total repurchase value of approximately $3.0 million, all of which shares were subsequently returned to treasury and cancelled. The Company will continue to evaluate further share purchases with respect to this program when it believes the share price undervalues the Company, and based on cash requirements.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions during the three and six months ended June 30, 2022 and 2021:

(a)   Purchase of Goods and Services

During the six months ended June 30, 2021, the Company was charged $5 thousand for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Mr. Ridgway resigned as director and Chairman of the Board, and costs incurred with Gold Group Management Inc. are no longer reported as related party transactions.

(b)   Key Management Personnel

During the six months ended 2022 and 2021, the Company was charged for consulting services by Mario Szotlender, a director of the Company. During the six months ended June 30, 2021, the Company was charged consulting services by Mill Street Services Ltd., a company of which Mr. Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Mr. Ridgway resigned as director and Chairman of the Board, and costs associated incurred with Mill Street Services Ltd. are no longer reported as related party transactions

Amounts paid to key management personnel were as follows:

	Three months ended June 30,		Six months ended June 30,
(Expressed in $ thousands)	2022	2021	2022	2021
Salaries and benefits	3,720	1,899	6,979	3,796
Directors fees	238	153	540	311
Consulting fees	17	18	35	42
Share-based payments	(3,535)	965	2,963	581
	440	3,035	10,517	4,730

Fortuna | 29

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Financial Statements, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in cash cost per ounce of gold sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cashflow from ongoing operations; adjusted net income; adjusted EBITDA and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs and performance
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's ability to generate operating earnings and cash flows from its mining operations, and uses such measures to monitor the performance of the Company's mining operations. In addition, the Company believes that each measure provides useful information to investors in comparing, on a mine-by-mine basis, our operations relative performance on a period-by-period basis, against our competitors operations

Cash Cost Per Tonne	This ratio is calculated by dividing Cash Costs by the number of tonnes milled in the period
Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost

Fortuna | 30

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors

definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

We define All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of non-sustaining capital.
Free cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, including Lindero commissioning, less sustaining capital expenditures and current income tax expense and adding back income taxes paid, changes in long-term receivable sustaining capital expenditures, one time transaction costs, payments of lease liabilities and other non-recurring items

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures
Adjusted Net Income

Adjusted net income excludes the after-tax impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), and certain non-recurring items. Although some of the items are recurring, such as; loss on disposal of assets and non-hedge derivative gains and losses, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results

Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, but not reflective of the Company's underlying operations, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), unrealized gains (losses) on derivatives and certain non-recurring items, included in “Other expenses” on the Consolidated Income Statement. Other companies may calculate

Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

Fortuna | 31

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Adjusted EBITDA differently.
Working Capital	Working capital is non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company

Cash Cost per Ounce of Gold Sold

The following tables presents a reconciliation of cash cost per ounce of gold sold to the cost of sales in the June 30, 2022 unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and 2021:

Lindero Mine		Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)		2022	2021	2022	2021
Cost of sales		41,326	24,280	77,194	46,466
Changes in doré inventory		(305)	1,652	712	1,002
Inventory adjustment		(739)	-	-	-
Export duties		(4,284)	(2,582)	(8,292)	(5,382)
Depletion and depreciation		(14,296)	(9,178)	(26,305)	(15,423)
By product credits		-	(70)	-	(128)
Production cash cost[1]		21,702	14,102	43,309	26,535
Changes in doré inventory		305	(1,652)	(712)	(1,002)
Realized gain in diesel hedge		(1,037)	(253)	(1,819)	(253)
Treatment charges		-	(10)	-	-
Cash cost applicable per gold ounce sold	A	20,970	12,187	40,778	25,280
Ounces of gold sold	B	30,534	18,924	59,141	40,213
Cash cost per ounce of gold sold[1] ($/oz)	=A/B	687	644	690	629
[1] June 30, 2021 restated, Sustaining leases moved to All-In Sustaining

Yaramoko Mine		Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)		2022	2021	2022	2021
Cost of sales		44,240	-	82,281	-
Changes in doré inventory		-	-	(1,320)	-
Inventory net realizable value adjustment		(4,027)	-	(4,027)	-
Export duties		(2,748)	-	(6,081)	-
Depletion and depreciation		(14,626)	-	(28,654)	-
Refining charges		(174)	-	(329)	-
By product credits		(20)	-	(25)	-
Production cash cost		22,645	-	41,845	-
Changes in doré inventory		-	-	1,320	-
Refining charges		174	-	329	-
Cash cost applicable per gold ounce sold	A	22,819	-	43,494	-
Ounces of gold sold	B	24,598	-	54,128	-
Cash cost per ounce of gold sold ($/oz)	=A/B	928	-	804	-

Fortuna | 32

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Sold

The following tables shows a breakdown of the all-in sustaining cash cost per ounce of gold sold and all-in cash cost per ounce of gold sold for the three and six months ended June 30, 2022 and 2021:

Lindero Mine	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2022	2021	2022	2021
Cash cost applicable	20,970	12,187	40,778	25,280
Export duties and mining taxes	4,284	2,582	8,292	5,382
General and administrative expenses (operations)	2,548	1,478	4,453	2,616
Adjusted operating cash cost	27,802	16,247	53,523	33,278
Sustaining leases	563	538	1,268	1,056
Sustaining capital expenditures[1]	6,123	4,973	9,248	9,013
Brownfields exploration expenditures[1]	646	351	790	442
All-in sustaining cash cost	35,134	22,109	64,829	43,789
Non-sustaining capital expenditures[1]	-	-	169	-
All-in cash cost	35,134	22,109	64,998	43,789
Ounces of gold sold	30,534	18,924	59,141	40,213
All-in sustaining cash cost per ounce of gold sold	1,151	1,168	1,096	1,089
All-in cash cost per ounce of gold sold	1,151	1,168	1,099	1,089
[1] Presented on a cash basis

Yaramoko Mine	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2022	2021	2022	2021
Cash cost applicable	22,819	-	43,494	-
Inventory net realizable value adjustment	1,955	-	1,955	-
Export duties and mining taxes	2,748	-	6,081	-
General and administrative expenses (operations)	472	-	882	-
Adjusted operating cash cost	27,994	-	52,412	-
Sustaining leases	1,419	-	2,854	-
Sustaining capital expenditures[1]	9,085	-	16,446	-
Brownfields exploration expenditures[1]	-	-	488	-
All-in sustaining cash cost	38,498	-	72,200	-
All-in cash cost	38,498	-	72,200	-
Ounces of gold sold	24,598	-	54,128	-
All-in sustaining cash cost per ounce of gold sold	1,565	-	1,334	-
All-in cash cost per ounce of gold sold	1,565	-	1,334	-
[1] Presented on a cash basis

Fortuna | 33

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Production Cash Cost per Tonne and Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of production cash cost per tonne and cash cost per payable ounce of silver equivalent sold to the cost of sales in the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and 2021:

San Jose Mine		Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)		2022	2021	2022	2021
Cost of sales		32,478	31,363	61,377	60,071
Changes in concentrate inventory		(5)	65	72	94
Depletion and depreciation in concentrate inventory		2	(47)	(19)	(33)
Inventory adjustment		(583)	(23)	(46)	138
Royalties and mining taxes		(1,349)	(1,384)	(2,741)	(2,727)
Workers participation		(170)	(1,646)	(897)	(3,355)
Depletion and depreciation		(9,319)	(8,056)	(17,606)	(15,660)
Cash cost[3]	A	21,054	20,272	40,140	38,528
Total processed ore (tonnes)	B	251,945	269,565	502,892	529,368
Production cash cost per tonne[3] ($/t)	=A/B	83.57	75.20	79.82	72.78
Cash cost[3]	A	21,054	20,272	40,140	38,528
Changes in concentrate inventory		5	(65)	(72)	(94)
Depletion and depreciation in concentrate inventory		(2)	47	19	33
Inventory adjustment		583	23	46	(138)
Treatment charges		(146)	2,420	(55)	2,181
Refining charges		920	(1,392)	1,792	(378)
Cash cost applicable per payable ounce sold[3]	C	22,414	21,305	41,870	40,132
Payable ounces of silver equivalent sold[1]	D	2,037,238	2,231,385	3,905,109	4,477,204
Cash cost per ounce of payable silver equivalent sold[2,3] ($/oz)	=C/D	11.00	9.55	10.72	8.96
Mining cost per tonne[3]		37.28	40.68	37.37	39.20
Milling cost per tonne		20.79	16.13	19.40	16.48
Indirect cost per tonne		15.67	12.64	15.15	11.66
Community relations cost per tonne		5.99	1.01	5.42	0.67
Distribution cost per tonne		3.84	4.74	2.48	4.77
Production cash cost per tonne[3] ($/t)		83.57	75.20	79.82	72.78

[1] Silver equivalent sold for Q2 2022 is calculated using a silver to gold ratio of 83.0:1 (Q2 2021: 67.9:1). Silver equivalent sold for YTD 2022 is calculated using a silver to gold ratio of 80.5:1 (YTD 2021: 68.0:1).

[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results – Sales and Realized Prices
[3] June 30, 2021 restated, Sustaining leases moved to All-In Sustaining

Fortuna | 34

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Caylloma Mine		Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)		2022	2021	2022	2021
Cost of sales		17,284	16,413	33,305	32,030
Changes in concentrate inventory		(235)	(294)	(124)	(229)
Depletion and depreciation in concentrate inventory		(40)	18	(166)	22
Inventory adjustment		40	122	312	(242)
Royalties and mining taxes		(221)	(62)	(468)	(89)
Provision for community support		100	-	(26)	-
Workers participation		(321)	(573)	(934)	(1,213)
Depletion and depreciation		(3,919)	(3,965)	(7,333)	(8,026)
Cash cost[3]	A	12,688	11,659	24,566	22,253
Total processed ore (tonnes)	B	135,978	133,645	268,552	265,532
Production cash cost per tonne[3] ($/t)	=A/B	93.31	87.24	91.48	83.81
Cash cost	A	12,688	11,659	24,566	22,253
Changes in concentrate inventory		235	294	124	229
Depletion and depreciation in concentrate inventory		40	(18)	166	(22)
Inventory adjustment		(40)	(122)	(312)	242
Treatment charges		4,253	3,590	8,167	6,747
Refining charges		372	428	764	833
Cash cost applicable per payable ounce sold[3]	C	17,548	15,831	33,475	30,282
Payable ounces of silver equivalent sold[1]	D	1,335,602	1,132,781	2,621,212	2,235,781
Cash cost per ounce of payable silver equivalent sold[2,3] ($/oz)	=C/D	13.14	13.98	12.77	13.54
Mining cost per tonne		40.27	31.69	37.40	30.46
Milling cost per tonne		14.96	15.50	16.00	14.54
Indirect cost per tonne		29.51	30.95	30.04	30.26
Community relations cost per tonne		7.55	1.13	7.30	0.85
Distribution cost per tonne		1.02	7.97	0.74	7.70
Production cash cost per tonne[3] ($/t)		93.31	87.24	91.48	83.81

[1] Silver equivalent sold for Q2 2022 is calculated using a silver to gold ratio of 82.9:1 (Q2 2021: 68.1:1), silver to lead ratio of 1:22.5 pounds (Q2 2021: 1:27.9), and silver to zinc ratio of 1:12.8 pounds (Q2 2021: 1:20.0). Silver equivalent sold for YTD 2022 is calculated using a silver to gold ratio of 79.8:1 (YTD 2021: 67.8:1), silver to lead ratio of 1:22.5 pounds (YTD 2021: 1:28.2), and silver to zinc ratio of 1:13.4 pounds (YTD 2021: 1:20.6).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] June 30, 2021 restated, Sustaining leases moved to All-In Sustaining

Fortuna | 35

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per silver equivalent ounce payable for the three and six months ended June 30, 2022 and 2021:

San Jose Mine	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2022	2021	2022	2021
Cash cost applicable[4]	22,414	21,305	41,870	40,132
Royalties and mining taxes	1,349	1,384	2,741	2,727
Workers' participation	212	2,058	1,121	4,194
General and administrative expenses (operations)	1,649	1,771	3,239	3,446
Adjusted operating cash cost[4]	25,624	26,518	48,971	50,499
Care and maintenance costs (impact of COVID-19)	(2)	-		-
Sustaining leases[4]	149	143	306	263
Sustaining capital expenditures[3]	4,051	3,121	7,626	4,397
Brownfields exploration expenditures[3]	1,568	2,154	3,097	3,890
All-in sustaining cash cost	31,390	31,936	60,000	59,049
Non-sustaining capital expenditures[3]	454	757	869	1,031
All-in cash cost	31,844	32,693	60,869	60,080
Payable ounces of silver equivalent sold[1]	2,037,238	2,231,385	3,905,109	4,477,204
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	15.41	14.31	15.36	13.19
All-in cash cost per ounce of payable silver equivalent sold[2]	15.63	14.65	15.59	13.42

[1] Silver equivalent sold for Q2 2022 is calculated using a silver to gold ratio of 83.0:1 (Q2 2021: 67.9:1). Silver equivalent sold for YTD 2022 is calculated using a silver to gold ratio of 80.5:1 (YTD 2021: 68.0:1).

[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis
[4] June 30, 2021 restated, Sustaining leases moved from Cash Cost

Caylloma Mine	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2022	2021	2022	2021
Cash cost applicable[4]	17,548	15,831	33,475	30,282
Royalties and mining taxes	221	62	468	89
Workers' participation	380	685	1,085	1,421
General and administrative expenses (operations)	1,187	885	2,245	2,163
Adjusted operating cash cost[4]	19,336	17,463	37,273	33,955
Sustaining leases[4]	956	694	1,664	1,390
Sustaining capital expenditures[3]	3,793	2,315	7,742	3,839
Brownfields exploration expenditures[3]	207	979	531	1,609
All-in sustaining cash cost	24,292	21,451	47,210	40,793
All-in cash cost	24,292	21,451	47,210	40,793
Payable ounces of silver equivalent sold[1]	1,335,602	1,132,781	2,621,212	2,235,781
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	18.19	18.94	18.01	18.25
All-in cash cost per ounce of payable silver equivalent sold[2]	18.19	18.94	18.01	18.25

[1] Silver equivalent sold for Q2 2022 is calculated using a silver to gold ratio of 82.9:1 (Q2 2021: 68.1:1), silver to lead ratio of 1:22.5 pounds (Q2 2021: 1:27.9), and silver to zinc ratio of 1:12.8 pounds (Q2 2021: 1:20.0). Silver equivalent sold for YTD 2022 is calculated using a silver to gold ratio of 79.8:1 (YTD 2021: 67.8:1), silver to lead ratio of 1:22.5 pounds (YTD 2021: 1:28.2), and silver to zinc ratio of 1:13.4 pounds (YTD 2021: 1:20.6).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis
[4] June 30, 2021 restated, Sustaining leases moved from Cash Cost

Fortuna | 36

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Free Cash Flow from Ongoing Operations

In 2022 the Company changed the method for calculating Free Cash Flow from Ongoing Operations. The calculation now uses taxes paid as opposed to the previous method which used current income taxes. While this may create larger quarter over quarter fluctuations due to the timing of income tax payments, management believes the revised method is a better representation of the Free Cash Flow generated by the Company’s ongoing operations. Comparative values from 2021 have been restated in this MD&A using the change in methodology.

The following table presents a reconciliation of free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
		(Restated)		(Restated)
Net cash provided by operating activities	47.4	29.5	80.0	50.7
Adjustments
Roxgold transaction costs	-	3.5	-	3.5
Additions to mineral properties, plant and equipment	(25.5)	(13.8)	(46.0)	(23.2)
Progresso royalty payment	3.0	-	3.0	-
Other adjustments	(3.0)	-	(6.0)	-
Free cash flow from ongoing operations	21.9	19.2	31.0	31.0

Figures may not add due to rounding

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net income	1.7	16.2	28.6	42.6
Adjustments, net of tax:
Community support provision and accruals[1]	-	0.1	-	0.1
Foreign exchange loss, Lindero Mine[2]	-	0.5	-	2.6
Write off of mineral properties	-	-	1.5	-
Unrealized loss (gain) on derivatives	(4.4)	-	(2.2)	-
Roxgold transaction costs	-	3.5	-	3.5
Inventory adjustment	3.3	-	3.3	-
Accretion on right of use assets	0.6	-	1.2	-
Other non-cash/non-recurring items	0.9	1.2	3.0	0.2
Adjusted net income	2.1	21.5	35.4	49.0
[1] Amounts are recorded in Cost of sales
[2] Amounts are recorded in General and Administration

Figures may not add due to rounding

Fortuna | 37

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net income	1.7	16.2	28.6	42.6
Adjustments:
Community support provision and accruals	-	(0.1)	-	(0.1)
Inventory adjustment	4.0	-	4.0	(0.1)
Foreign exchange loss, Lindero Mine	-	0.5	-	2.6
Foreign exchange loss, Séguéla Project	0.3	-	0.9	-
Net finance items	3.7	2.1	6.5	4.6
Depreciation, depletion, and amortization	42.5	20.5	80.6	39.7
Income taxes	13.6	12.0	20.4	25.3
Other non-cash/non-recurring items	(7.9)	3.7	(2.9)	1.1
Adjusted EBITDA	57.9	54.9	138.1	115.7

Figures may not add due to rounding

Working Capital

The following table presents a calculation of working capital for the six months ended June 30, 2022 and 2021:

	Six months ended June 30,
	2022	2021
Current Assets	$287,754	$255,601
Current Liabilities	127,227	203,916
Working Capital	$160,527	$51,685

Qualified Person

Eric Chapman, P.Geo (EGBC #36328), Senior Vice-President of Technical Services for the Company is a Qualified Person (as defined by National Instrument 43-101–Standards of Disclosure for Mineral Projects) (“NI 43-101).  Mr. Chapman has reviewed and approved the scientific and technical information pertaining to the production results for each of the Lindero, Yaramoko, San Jose and Caylloma mines contained in this MD&A and has verified the underlying data.

Paul Criddle, FAusIMM, Chief Operating Officer - West Africa for the Company is a Qualified Person as defined by NI 43-101, and has reviewed and approved the scientific and technical information pertaining to the Séguéla Project contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available at www.sedar.com and www.sec.gov/edgar.shtml.

Fortuna | 38

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to metal price risk as the Company derives its revenue from the sale of silver, gold, lead and zinc; credit risk in the normal course of business; foreign exchange risk as the Company reports its financial statements in U.S. dollars whereas the Company operates in jurisdictions that conducts its business in other currencies; the inherent risks of uncertainties in estimating mineral reserves and mineral resources; the risks related to the construction of an open pit gold mine at the Séguéla Gold Project and the anticipated timing of production at the mine; operational risks related to the spread of the COVID-19 pandemic; political risks, capital controls risk and the limitations on the repatriation of operating cash flows, environmental risks; risks related to the ability of the Company to obtain permits for its operations, including the reconfirmation of the 12 year extension of the EIA at the San Jose mine; rising rates of inflation which impact the costs of production; and risks related to its relations with employees. These and other risks are described below and in the Company’s audited consolidated financial statements for 2021, its Annual Information Form which is available on SEDAR at www.sedar.com, and its Form 40-F filed with the SEC. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to the Company’s business.

Foreign Jurisdiction Risk

As at the date of the MD&A, the Company currently conducts its operations in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru.  All these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks or its future financial position or results of operations and the Company’s exploration, development, and production activities may be substantially affected by factors outside of the Company’s control.  These potential factors include but are not limited to royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, capital and currency controls, import and export regulations, cancellation or renegotiation of contracts, and environmental and permitting regulations.  The Company has no political risk insurance coverage against these risks

The majority of the Company’s production and revenue to June 30, 2022 was derived from its operations in Argentina, Mexico, Burkina Faso and Peru.  As the Company’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation especially in Argentina which has a history of expropriation where the Company operates the Lindero Mine; changing political and fiscal regime, including the military coup in Burkina Faso in January 2022, and economic and regulatory instability; the unexpected change of Government in Côte d'Ivoire in April 2022; unanticipated changes to royalty and tax regulations; unreliable and undeveloped infrastructure, labour unrest, and labour scarcity; difficulty procuring key equipment and components for equipment; import and export regulation and restrictions; the imposition of capital controls which may affect the repatriation of funds; high rates of inflation; extreme fluctuations in foreign exchange rates and the imposition of currency controls; inability to obtain fair dispute resolution or judicial determination because of bias, corruption or abuse of power; difficulties enforcing judgments; difficulties understanding and complying with regulatory and legal framework with respect to ownership and maintenance of mineral properties, mines and mining operations, local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns. Certain of these risks and uncertainties are prevalent in the jurisdictions where the Company operates.

There can be no assurance that these measures will not be extended or that more restrictive measures will be put in place in the countries in which the Company operates, which may result in the suspension of operations or construction at the Company’s mines on a short or long-term basis.

Fortuna | 39

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Following instability in recent years in several West African countries, the prevailing security environment in these countries has deteriorated due to the presence of various militant secessionist and Islamist paramilitary groups, as well as a result of the January 2022 military coup in Burkina Faso. While the Company has implemented additional measures in response to ensure the security of its various assets, personnel and contractors, and continues to cooperate with regional governments, their security forces and applicable third parties, there can be no assurance that these measures will be successful.

Estimating Mineral Resources and Mineral Reserves

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, and expected mineral grades.  Until mineral deposits are actually mined and processed, Mineral Resources and Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced metallurgical recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Mining Operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Uncertainties related to new mining operations

Without limiting the generality of the foregoing, Fortuna is in the process of the development and construction of an open pit mine at the Séguéla Project. Any such development or expansion project which is progressed to commercial operations will face a number of risks inherent in new mining operations.

Fortuna | 40

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

The successful completion of the Company’s development and expansion projects requires the construction and operation of mines, processing plants and related infrastructure.  As a result, the Company is and will continue to be subject to all of the risks associated with establishing new mining operations, including:

●	the timing and cost, which can be considerable, of the construction of mining and processing facilities;
●	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;
●	the availability and cost of appropriate smelting and refining arrangements;
●	the need to maintain necessary environmental and other governmental approvals and permits;
●	the availability of funds to finance construction and development activities;
●	potential opposition from governments, non-governmental organizations, environmental groups, local groups or other stakeholders, which may delay or prevent development activities; and
●	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

It is not unusual in the mining industry for new mining operations to experience unexpected difficulties during the start-up phase or the initial production phase, resulting in production suspensions, delays and requiring more capital than anticipated. It is also common in new mining operations to experience unexpected problems, delays and costs during mine development and ramp-up to full production capacity. Such factors can add to the costs of the mine development, production and operations and/or impair production and mining activities, thereby affecting the Company’s cashflows and profitability.  Any unexpected complications and delays in the completion and successful functioning of these operational elements may result in additional costs being incurred by the Company beyond those already incurred and budgeted.  There can be no assurance that current or future development and expansion plans in respect of the Yaramoko Mine and the Séguéla Project will be successful or completed on time or on budget.

Environmental Uncertainties

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals, and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Environmental legislation is evolving in a manner which is imposing stricter standards and enforcement, increased fines and penalties for non-compliance, in addition to more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The activities of the Company require licenses and permits from various governmental authorities. The Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations. On December 20, 2021, the Company announced that SEMARNAT had granted a 12 year extension to the EIA for the San Jose

Fortuna | 41

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Mine. Subsequently on January 28, 2022, the Company announced that it had received a notice from SEMARNAT which advised that SEMARNAT had made a typographical error in the extension to the term of the EIA for the San Jose Mine and that the correct term is two years. The Mexican Federal Administrative Court has admitted the Company’s legal proceedings and has granted an injunction in favour of the Company, which suspends the reduction of the term of the EIA from 12 years to two years during the course of the legal proceedings. The results of the legal challenge cannot be predicted with certainty due to the uncertainty inherent in litigation, including the difficulty of predicting decisions and the timing required to render decisions.  The process of challenging the asserted typographical error could, as a result, take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties. Further, there can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects in the future. The Company might find itself in situations where the state of compliance with regulation and permits can be subject to interpretation and challenge from authorities that could carry risk of fines or temporary stoppage.

Diseases, epidemics and pandemics (including the COVID-19 pandemic and monkeypox) may adversely impact the Company’s operations, financial condition and share price.

The outbreak of the COVID-19 virus was declared a global pandemic by the World Health Organization in March 2020 and resulted in a widespread global health crisis. The international response to the spread of the COVID-19 virus has led to significant restrictions on travel, temporary business closures, mandatory quarantines, global stock market volatility, operating and supply chain delays and disruptions, and a general reduction in consumer activity.  Although a number of restrictions are in the process of being removed, the possibility of a resurgence of the COVID-19 virus, spread of new variants or mutations thereof, or outbreak of other communicable disease in areas in which Fortuna operates may result in the re-imposition of certain of the foregoing restrictions and/or may result in further restrictions.

Even though the Company has and continues to implement business continuity measures to mitigate and reduce any potential impacts of the COVID-19 pandemic, future outbreaks of the COVID-19 virus (or any other disease, epidemic or pandemic) in the countries in which the Company operates could materially and adversely affect the domestic labour supply, the Company’s ability to maintain a skilled workforce and the operations of the Company’s suppliers, any of which would have an effect on the Company’s financial condition. In particular, the materialization of one or more such risks could have a material adverse impact on the Company's producing mines or construction and development activities at the Séguéla Project, the continued operation of the Company’s mines and exploration projects, and the Company’s ability to transport and sell concentrates and doré.

Given the ever evolving nature of the COVID-19 pandemic, it is difficult to predict the extent of the impact of the COVID-19 pandemic (or any other disease, epidemic or pandemic) on the Company and its business, which will depend on future developments, including: the duration, severity and geographic spread of the COVID-19 virus (or other communicable disease); further actions that may be taken by governmental authorities, which could include travel restrictions and the suspension of business activities, including mining; the effectiveness and timing of actions taken to contain and treat the COVID-19 virus and variants or mutations thereof, including the effectiveness and uptake of vaccines; and how quickly and to what extent normal economic conditions and operating conditions can resume.

In addition, the COVID-19 pandemic has and may continue to heighten many of the other risks described in this MD&A, including: volatility in commodity prices (including gold, silver, lead and zinc); volatility in the stock markets on which the Company’s Common Shares and Debentures are listed; and in the price of the Company’s securities, any of which could impact the Company’s ability to raise capital or refinance the Company’s debt obligations in the future, which may have a material adverse effect on the business, operations and financial condition of Company. Additionally, inflationary pressures relating to global financial support measures taken in response to the COVID-19 pandemic, as well as the impact

Fortuna | 42

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

of current supply chain challenges related to the COVID-19 pandemic, are and may continue to have both direct and indirect impacts on the Company’s operating costs, which could have a material impact on the Company’s financial condition and results of operations.

The Company remains focused on ensuring the health and safety of the workforce and in continuing measures to prevent and manage transmission of COVID-19 amongst the workforce and the wider community, however there can be no assurance that such measures will continue to be successful. The Company also continues to monitor the monkeypox outbreak to assess the risk and put in place awareness and mitigation as needed.

Risks Associated with the Integration of the Company and Roxgold

The completion of the business combination of Roxgold is expected to result in among other benefits, a combination of quality assets resulting in increased gold production; a complementary and diversified portfolio of assets in West Africa and the Americas; multiple brownfields and greenfields options across the Americas and West Africa, and a low-cost platform of precious metals production and growth. The ability of the Company to realize the benefits of the acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Company’s ability to realize the anticipated growth opportunities and synergies from integrating Roxgold's business. This integration will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities available to the Company, and from operational matters during this process.

In addition, the integration process could result in the disruption of existing relationships with suppliers, employees, customers and other constituencies of Fortuna and Roxgold. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated to result from the acquisition. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with customers, suppliers, employees or to achieve the anticipated benefits of the acquisition. Any inability of management to successfully integrate the operations could have a material adverse effect on the Company’s business, financial condition and results of operations.

Risks of Operating in West Africa

Certain of our operations are currently conducted in West Africa, with the Yaramoko Mine in Burkina Faso and the Séguéla Project in Côte d’Ivoire, and as such as is common in other mining jurisdictions, the Company’s operations are exposed to various political, economic, and other risks and uncertainties.  The Company is subject to risks associated with operating in West Africa with its Yaramoko Mine in Burkina Faso and the Séguéla Project in Côte d’Ivoire. These risks and uncertainties include but are not limited to: civil and ethnic unrest, war (including in neighbouring countries), terrorist actions, hostage taking or detainment of personnel, military repression, criminal activity, nationalization, invalidation of governmental orders, failure to enforce existing laws, labour disputes, corruption, sovereign risk, political instability, the failure of foreign parties, courts or governments to honour or enforce contractual relations or uphold property rights, changing government regulations with respect to mining (including royalties, environmental requirements, labour, taxation, land tenure, foreign investments, income repatriation and capital recovery), fluctuations in currency exchange and inflation rates, import and export restrictions, the expropriation of property interests, as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Following instability in recent years in several West African countries, the prevailing security environment in these countries has deteriorated due to the presence of various militant secessionist and Islamist paramilitary groups, as well as a result of the January 2022 military coup in Burkina Faso. While the Company has implemented additional measures in response to ensure the security of its various assets, personnel and contractors, and continues to cooperate with regional governments, their security forces and applicable third parties, there can be no assurance that these measures will be

Fortuna | 43

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

successful. Any failure to maintain the security of its assets, personnel and contractors may have a material adverse effect on Company’s business, prospects, financial condition and results of operations. To date, neither our employees nor our operations have been impacted by the security situation in Burkina Faso.

As African governments continue to struggle with deficits and depressed economies, the strength of commodity prices has resulted in the gold mining sector being targeted as a source of revenue. Governments are continually assessing the terms for a mining company to exploit resources in their country.

Operations may also be impacted to varying degrees by the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption, or other factors that are inconsistent with the rule of law. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems.

Any of the above events could delay or prevent the Company from operating, developing, or exploring its properties even if economic quantities of minerals are found and could have a material adverse impact upon the Company’s operations.

Safety and Security

The Company’s Yaramoko Mine is located in Burkina Faso and the advanced exploration Séguéla Gold Project is located in in Côte d’Ivoire.  Following instability in recent years in several West African countries, the prevailing security environment in these countries has deteriorated due to the presence of various militant secessionist and Islamist paramilitary groups. While additional measures have been implemented in response to ensure the security of its various assets, personnel and contractors, and the Company continues to cooperate with regional governments, their security forces and third parties, there can be no assurance that these measures will be successful. Any failure to maintain the security of its assets, personnel and contractors may have a material adverse effect on the Company’s business, prospects, financial condition, and results of operations. To date, neither employees nor operations have been impacted by the security situation in Burkina Faso.

While there is no reason to believe that the Company’s employees or operations will be targeted by criminal and/or terrorist activities in the countries in which we operate, risks associated with conducting business in the region, along with the increased perception that such incidents are likely to occur, may disrupt the Company’s operations, limit its ability to hire and keep qualified personnel, and impair its access to sources of capital or insurance on terms and at rates that are commercially viable. Furthermore, although the Company has developed procedures regarding the mitigation of such risks, due to the unpredictable nature of criminal and/or terrorist activities, there is no assurance that its efforts will be able to effectively mitigate such risks and safeguard the Company’s personnel and assets.

Political Risk in Burkina Faso

Following instability in recent years in several West African countries, the prevailing security environment in these countries has deteriorated due to the presence of various militant secessionist and Islamist paramilitary groups, as well as a result of the January 2022 military coup in Burkina Faso. While the Company has implemented additional measures in response to ensure the security of its various assets, personnel and contractors, and continues to cooperate with regional governments, their security forces and applicable third parties, there can be no assurance that these measures will be successful. Any failure to maintain the security of its assets, personnel and contractors may have a material adverse effect on Company’s business, prospects, financial condition and results of operations. To date, neither our employees nor our operations have been impacted by the security situation in Burkina Faso.

Fortuna | 44

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  All of our trade receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short-term investments are held through large financial institutions. These investments mature at various dates within one year.

The Company’s maximum exposure to credit risk as at June 30, 2022 and December 31, 2021 is as follows

As at	June 30, 2022	December 31, 2021
Cash and cash equivalents	116.1	107.1
Derivative assets	2.5	1.5
Trade and other receivables	71.2	76.5
Income tax receivable	3.2	1.7
Other non-current receivables	6.2	6.0
	199.2	192.8

Figures may not add due to rounding

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate is sold to large well-known concentrate buyers.

Metal Price Risk

The Company derives its revenue from the sale of silver, gold, lead, and zinc.  The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility that is beyond the Company’s control.

The following table illustrates the sensitivity to a +/-10% change in metal prices on the Company’s outstanding trade receivables as at June 30, 2022:

Metal	Change	Effect on Sales
Silver	+/- 10%	1.1
Gold	+/- 10%	0.5
Lead	+/- 10%	0.2
Zinc	+/- 10%	0.5

Changes in the market prices of the precious metals that the Company produces affects the Company’s profitability and cashflow. Metals prices can fluctuate due to many factors including, demand, the strength of the United States dollar, currency exchange rates, inflation, global mine production levels, other general price instability. Decrease in the market price of metals can also significantly affect the value of the Company’s metal inventory, stockpiles and leach pads, and it may be necessary to record a write-down to the net realizable value as well as significantly impact the carrying value of Company’s assets.

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities.

Refer to the Company’s audited consolidated financial statements for the year ended December 31, 2021 for details of contracts entered into.

Fortuna | 45

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

The zinc, lead, and fuel contracts are derivative financial instruments and are not accounted for as designated hedges. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

Currency Risk

The Company is exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentine pesos, Mexican pesos, Euro, Australian dollar, and West African CFA francs. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows.

The following table summarizes the sensitivity to a +/-10% change in foreign currency exchange rates on the Company’s foreign currency exposure as at June 30, 2022:

Currency of foreign denominated items	Change	Effect
Mexican pesos	+/- 10%	0.2
Peruvian soles	+/- 10%	1.1
Argentine pesos	+/- 10%	0.3
Canadian dollars	+/- 10%	1.1
West African CFA franc	+/- 10%	4.0
Australian Dollar	+/- 10%	0.1
Euro	+/- 10%	-

Due to the volatility of the exchange rate for Argentine peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed below in the capital management section, the Company is required to convert the equivalent value into Argentine peso from the export sale of all gold doré from the Lindero Mine. In addition, the Company would be required to obtain the prior consent of the Argentine Central Bank for the payment of cash dividends and distributions of profits out of Argentina.

The following tables summarizes the Company’s exposure to currency risk through the following assets and liabilities denominated in foreign currencies:

As at June 30, 2022 (In millions of local currency)	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA Franc	Australian Dollars	Euro
Cash and cash equivalents	0.8	3.8	10.4	6.5	16,399.2	-	-
Marketable securities	0.4	-	-	-	-	-	-
Restricted cash	-	-	-	-	2,030.2	-	-
Trade and VAT receivables	0.9	0.4	163.2	1,922.3	14,273.4	(0.1)	-
Income tax receivable	-	12.8	63.0	-	-	-	-
VAT - long term receivable	-	-	70.5	-	-	-	-
Trade and other payables	(17.1)	(39.6)	(203.6)	(1,332.4)	(4,028.8)	(0.6)	(0.3)
Provisions, current	-	(8.5)	(13.4)	(220.7)	-	-	-
Income tax payable	0.1	(0.4)	(47.4)	-	(612.3)	-	-
Other liabilities	(0.5)	-	(6.3)	-	-	-	-
Provisions, non current	-	(14.0)	(80.9)	-	-	-	-
Total foreign currency exposure	(15.4)	(45.5)	(44.5)	375.7	28,061.7	(0.7)	(0.3)
US$ equivalent of foreign currency exposure	(12.1)	(12.0)	(2.2)	3.3	44.5	(0.7)	(0.3)
Figures may not add due to rounding

Fortuna | 46

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

As at December 31, 2021 (In millions of local currency)	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA Franc	Australian Dollars	Euro
Cash and cash equivalents	1.7	5.5	18.1	4.3	11,494.9	-	-
Marketable securities	0.5	-	-	-	-	-	-
Restricted cash	-	-	-	-	1,167.0	-	-
Trade and VAT receivables	0.7	2.1	174.2	1,526.5	13,433.4	-	-
Income tax receivable	-	20.7	-	-	-	-	-
VAT - long term receivable	-	-	70.5	-	-	-	-
Trade and other payables	(3.8)	(17.5)	(400.7)	(1,174.0)	(10,094.2)	(0.9)	(1.4)
Provisions, current	(0.1)	(4.4)	(13.5)	(95.4)	-	-	-
Income tax payable	-	-	(87.9)	-	-	-	-
Other liabilities	-	-	(6.2)	-	-	-	-
Provisions, non current	-	-	(87.3)	-	-	-	-
Total foreign currency exposure	(1.0)	6.4	(332.8)	261.4	16,001.1	(0.9)	(1.4)
US$ equivalent of foreign currency exposure	(0.8)	1.7	(16.8)	2.7	28.5	(0.7)	(1.2)
Figures may not add due to rounding

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continually monitoring forecasted and actual cash flows. We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirements and our development plans. We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows.  A rigorous reporting, planning, and budgeting process are in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and with expansion plans, if any.  See also Liquidity and Capital Resources.

As at June 30, 2022, the Company expects the following maturities of its financial liabilities, lease obligations, and other contractual commitments, excluding payments relating to interest:

	Expected payments due by year as at June 30, 2022
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	98.2	-	-	-	98.2
Debt	-	75.9	150.0	-	225.9
Income taxes payable	16.5	-	-	-	16.5
Lease obligations	11.5	6.6	1.1	17.6	36.8
Other liabilities	-	2.2	-	-	2.2
Capital commitments, Séguéla	31.8	5.2	-	-	37.0
Closure and reclamation provisions	0.7	9.2	22.2	25.6	57.7
Total	158.7	99.1	173.3	43.2	474.3
Figures may not add due to rounding

Fortuna | 47

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders.  The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. The Argentine Government has not set an expiry date for these restrictions, and they currently remain in place. These capital controls together with additional temporary controls enacted on May 29, 2020, have the effect of: requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency. These provisions restrict the Company from holding funds in Argentina in United States dollars.  Further, effective June 27, 2022 additional capital controls were imposed on the import of goods and services in Argentina by the addition of annual quotas on imports calculated on the value of imports from previous periods. In the event a company exceeds its annual quota of imports it is restricted from pre-paying for imports and is required to defer payment for 180 days.

Certain of the costs and expenses to fund the construction at the Lindero Mine were advanced by way of intercompany loans. Under the terms of the Argentine Central Bank regulation, any funds in foreign currency which were advanced by the Company as a loan to its Argentine subsidiary in connection with the payment of construction costs and expenses at the Lindero Mine, are to the extent that the funds were advanced in foreign currency, required to be converted into Argentine Pesos at a conversion rate negotiated at the foreign exchange market within five business days from the date of the receipt of the funds in Argentina. When the loan is to be repaid, the regulation requires proof that the loan was advanced in foreign currency and converted into local currency in order to repay the loan in foreign currency. Due to the volatility of the exchange rate for Argentine Pesos, the Company will apply additional measures in cash management to minimize potential gains or losses arising from the conversion of funds. In addition, the Argentine Central Bank has also issued a temporary measure in effect until December 31, 2022, which requires the consent of the Argentine Central Bank to the repayment of certain types of intercompany loans.  There can be no assurance that the temporary measure will not be extended.

As part of the structure used to fund the construction of the Lindero project and the operation of the Lindero Mine, Fortuna has implemented a series of intercompany revolving pre-export financing facilities in an aggregate of $110 million. This allows exporters to apply the proceeds of sales directly towards payment of principal and interest under the facility.  The facilities are not impacted by the regulations described above, and the Company expects that it can continue to repatriate funds during 2022 through this mechanism. The Company continues to monitor the foreign currency exposure risk.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning, and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

Fortuna | 48

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

The Company’s capital structure consists of equity comprising of share capital, reserves, and retained earnings as well as debt consisting of credit facilities and convertible debentures, lease obligations less cash and cash equivalents.

As at	June 30, 2022	December 31, 2021
Equity	1,397.5	1,375.1
Debt	218.6	157.5
Lease obligations	25.4	29.4
Less: cash and cash equivalents	(116.1)	(107.1)
	1,525.4	1,454.9
Figures may not add due to rounding

As discussed above, the Company operates in Argentina where the new Argentine government has ratified and extended legislation to allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina.  Other than the restrictions related to these capital controls and complying with the debt covenants under the credit facilities, the Company is not subject to any externally imposed capital requirements. As at June 30, 2022, the Company was in compliance with its debt covenants.  See also Liquidity and Capital Resources.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, our interest rate exposure mainly relates to interest earned on our cash and cash equivalents balances, interest paid on its LIBOR-based debt, and the mark-to-market value of derivative instruments which depend on interest rates.

Key Personnel

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction, and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical, and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business.  The Company may be subject to claims by local communities, indigenous groups, or private land owners relating to land and mineral rights and such claimants may seek sizable monetary damages or seek the return of surface or mineral rights that may be valuable to the Company which may significantly impact operations and profitability, if lost.  These matters are subject to various uncertainties and it is possible that some of these matters may be resolved with an unfavorable outcome to the Company.  The Company does carry liability insurance coverage, but such coverage does not cover all risks to which the Company may be exposed to.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Fortuna | 49

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2021 and 2020. There have been no subsequent material changes to these significant judgements and accounting estimates.

Changes in Accounting Policies

The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 are the same as those applied in the audited consolidated financial statements for the years ended December 31, 2021 and 2020 . A number of new standards and amendments to standards are effective for annual periods beginning on or after January 1, 2022 and earlier application is permitted; however, we have not early adopted and continue to evaluate the impact of the forthcoming or amended standards in preparing our condensed consolidated interim financial statements.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board.  However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

The Company has limited the scope of its ICFR and disclosure controls and procedures to exclude the controls and policies and procedures of Roxgold as allowed by the SEC and the Canadian Securities Administrators. The assets and revenues of Roxgold represent 53% (inclusive of the purchase price adjustments) and 29%, respectively, of the related unaudited consolidated interim financial statement amounts as of and for the six months ended June 30, 2022.

There have been no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Fortuna | 50

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

●	mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;
●	production rates and forecasted production for 2022 at the Company’s properties;
●	cash cost estimates;
●	forecasted cash costs and all-in sustaining costs estimates at the Company’s mines;
●	timing for delivery of materials and equipment for the Company’s properties;
●	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;
●	the Company’s planned Greenfields exploration programs including related activities and the costs and timing thereof;
●	the Company’s planned capital expenditures and brownfields exploration at each of the Company’s mines;
●	the Company’s construction of the open pit gold mine and processing plant at the Séguéla Project, and the estimated initial capital investment for the construction of the mine, the duration of the construction schedule and the timing for the ramp up to name plate capacity;
●	the ability to successfully integrate the acquisition of Roxgold into the operations of the Company, and risks that the anticipated benefits of the Roxgold acquisition will not be realized or fully realized;
●	undisclosed risks and liabilities relating to the acquisition of Roxgold and the loss of key employees related to same;
●	the Company’s ability to manage challenges presented by COVID-19 and the impact of COVID-19 on the Company’s business and operations, and financial condition, including the Company’s ability to operate or to continue operating at its sites;
●	the effectiveness of the preventative measures and safety protocols put in place by the Company to curb the spread of COVID-19;
●	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;
●	expiry dates of bank letters of guarantee;
●	the effectiveness and impact of, and Fortuna’s commitment to, the Sustainability Framework and related disclosure, ESG policies and targets and other operational and governance policies;
●	complying with anti-corruption laws and internal controls;
●	litigation matters;
●	estimated mine closure costs and timing; and
●	the Company's plans and expectations for its material properties and future exploration, development and operating activities including, without limitation, capital expenditure and production estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”,

Fortuna | 51

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

“intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations,  including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	operational risks relating to mining and mineral processing;
•	uncertainty relating to Mineral Resource and Mineral Reserve estimates;
•	uncertainty relating to capital and operating costs, production schedules and economic returns;
•	uncertainty relating to new mining operations and development projects such as the Lindero Mine and the Séguéla Gold Project, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production;
•	uncertainty relating to the costs of the construction, the financing of construction and timing for the completion of the Séguéla Project;
•	risks relating to the Company’s ability to replace its Mineral Reserves;
•	risks associated with mineral exploration and project development;
•	uncertainty relating to the repatriation of funds as a result of currency controls;
•	environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims;
•	uncertainty relating to nature and climate conditions;
•	risks associated with political instability and changes to the regulations governing the Company’s business operations;
•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;
•	risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity;
•	risks relating to the termination of the Company’s mining concessions in certain circumstances;
•	risks related to International Labor Organization (“ILO”) Convention 169 compliance;
•	developing and maintaining good relationships with local communities and stakeholders;
•	risks associated with losing control of public perception as a result of social media and other web-based applications;
•	potential opposition to the Company’s exploration, development and operational activities;

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

•	risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities;
•	substantial reliance on the Lindero Mine, the Yaramoko Mine and the San Jose Mine for revenues;
•	property title matters;
•	risks relating to the integration of businesses and assets acquired by the Company;
•	impairments;
•	risks associated with climate change legislation;
•	reliance on key personnel;
•	uncertainty relating to potential conflicts of interest involving the Company’s directors and officers;
•	risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions;
•	adequacy of insurance coverage;
•	operational safety and security risks;
•	risks related to the Company’s compliance with the United States Sarbanes-Oxley Act;
•	risks related to the foreign corrupt practices regulations and anti-bribery laws;
•	legal proceedings and potential legal proceedings;
•	uncertainties relating to general economic conditions;
•	risks relating to a global pandemic, which until contained could continue to cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price;
•	the duration of the COVID-19 pandemic and the impact of COVID-19 on the Company’s business, operations and financial condition, including the Company’s ability operate or continue to operate at its sites in light of government restrictions, and possible future suspensions of operations at the mine sites related to COVID-19;
•	the Company’s ability to manage the various challenges (both anticipated and not) presented by COVID-19 to its business, operations and financial condition;
•	competition;
•	fluctuations in metal prices;
•	regulations and restrictions with respect to imports;
•	high rates of inflation;
•	risks associated with entering into commodity forward and option contracts for base metals production;
•	fluctuations in currency exchange rates and restrictions on foreign exchange and currencies;
•	failure to meet covenants under its Credit Facilities, or an event of default which may reduce the Company’s liquidity and adversely affect its business;
•	tax audits and reassessments;
•	risks relating to hedging;
•	uncertainty relating to concentrate treatment charges and transportation costs;
•	sufficiency of monies allotted by the Company for land reclamation;
•	risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration;
•	risks associated with climate change legislation;
•	our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy;
•	our plan to release climate-related goals in 2022 and the anticipated nature and effect of climate related risks;
•	risks related to the volatility of the trading price of the Company’s common shares and the Company’s Debentures (as defined herein);
•	dilution from further equity or convertible debenture financings; and

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

•	risks related to future insufficient liquidity resulting from a decline in the price of the Common Shares or Debentures;
•	uncertainty relating to the Company’s ability to pay dividends in the future;
•	risks relating to the market for the Company’s securities;
•	risks relating to the Debentures of the Company; and
•	uncertainty relating to the enforcement of U.S. judgments against the Company.

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

●	all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties;
●	the ability to successfully integrate the operations of Roxgold into the operations of the Company;
●	there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;
●	the world-wide economic and social impact of COVID-19 is managed, and the duration and extent of the coronavirus pandemic is minimized or not long-term;
●	there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian conflict, COVID-19 or otherwise that would impair their ability to provide goods and services;
●	permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations;
●	expected trends and specific assumptions regarding metal prices and currency exchange rates;
●	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
●	production forecasts meeting expectations;
●	management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; and
●	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 (in US Dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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